As filed with the Securities and Exchange Commission on February 9, 2005

No. 333-121837

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Terra Industries Inc.

(Exact name of registrant as specified in its charter)

Maryland	Terra Centre	52-1145429
(State or other jurisdiction of incorporation or organization)	600 Fourth Street, P.O. Box 6000 Sioux City, Iowa 51102-6000 (712) 277-1340	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Kalafut

Vice President, General Counsel and Corporate Secretary

Terra Industries Inc.

Terra Centre

600 Fourth Street, P.O. Box 6000

Sioux City, Iowa 51102-6000

(712) 277-1340

Copies of all communications, including communications sent to agent for service, should be sent to:

Carter W. Emerson, P.C.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2005

PRELIMINARY PROSPECTUS

Terra Industries Inc.

120,000 SHARES OF 4.25% SERIES A CUMULATIVE CONVERTIBLE

PERPETUAL PREFERRED SHARES

$120,000,000 PRINCIPAL AGGREGATE AMOUNT OF 4.25% CONVERTIBLE

SUBORDINATED DEBENTURES ISSUABLE IN EXCHANGE FOR THE SERIES A

PREFERRED SHARES

12,048,192 COMMON SHARES ORIGINALLY ISSUABLE UPON CONVERSION

OF THE SERIES A PREFERRED SHARES OR THE CONVERTIBLE SUBORDINATED DEBENTURES

We originally issued our 4.25% Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A preferred shares”) in private placements on October 15, 2004 and November 10, 2004. This prospectus relates to resales of the Series A preferred shares and to sales of convertible subordinated debentures that may be issued in exchange for Series A preferred shares and sales of common shares that may be issued upon conversion of Series A preferred shares or convertible subordinated debentures by the securityholders named under the caption “Selling Securityholders” in this prospectus. The selling securityholders may offer the securities at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We will not receive any cash proceeds from the selling securityholders sales of these securities.

Each Series A preferred share has an initial liquidation preference of $1,000 and is convertible at the holder’s option at any time initially into 100.4016 of our common shares, which is calculated using an initial conversion price of $9.96 per Series A preferred share, subject to certain specified adjustments.

The annual dividend on each Series A preferred share is $42.50 and is payable quarterly, in arrears, on March 15, June 15, September 15 and December 15, commencing on March 15, 2005. We will pay dividends on a dividend payment date either, at our option and subject to agreed upon conditions, in cash or by delivering our common shares to the transfer agent to be sold on the holders’ behalf resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividend otherwise payable. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends will accumulate and be cumulative from October 15, 2004 but not bear any interest. If we fail to pay, or to set apart funds to pay, dividends on the Series A preferred shares for any quarterly dividend period, then holders of the Series A preferred shares will be entitled to receive, when, as and if declared by our board of directors, dividends at an increased rate per annum as described herein for each subsequent quarterly dividend period until we have paid or provided for the payment of all dividends on the Series A preferred shares for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full.

The Series A preferred shares are not redeemable by us at any time. On and after December 20, 2009, we may at our option cause the Series A preferred shares to be automatically converted into that number of our common shares for each Series A preferred share equal to the then prevailing conversion rate, but only if the closing sale price of our common shares equals or exceeds 140% of the conversion price for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to the date we issue a press release announcing such conversion.

Upon the occurrence of a fundamental change, holders of the Series A preferred shares may require us to purchase any or all of their Series A preferred shares at a price equal to 100% of the liquidation preference of the Series A preferred Shares to be repurchased, plus any accumulated and unpaid dividends, if any.

We also have the right, subject to certain conditions, to require holders of the Series A preferred shares to exchange their shares for 4.25% convertible subordinated debentures (“convertible subordinated debentures”) with similar terms.

For a more detailed description of the Series A preferred shares, see “Description of Series A Preferred Shares” beginning on page 14. For a more detailed description of the convertible subordinated debentures, see “Description of the Convertible Subordinated Debentures” beginning on page 35.

Our common shares are traded on the New York Stock Exchange under the symbol “TRA.” On February 8, 2005, the last reported sale price of our common shares on the New York Stock Exchange was $8.34 per share.

Before purchasing any of the securities covered by this prospectus, investors should carefully read and consider the risk factors in the section entitled “Risk Factors” beginning on page 2.

Our principal executive offices are located at Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000 and our telephone number is (712) 277-1340.

Neither the Securities and Exchange Commission nor any state securities commission has approved the sale of the securities covered by this prospectus or determined that the information in this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2005.

You should rely on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described in the section entitled “Where You Can Find More Information.”

RISK FACTORS

Before purchasing any of the securities covered by this prospectus, you should carefully read and consider the risk factors set forth below. You should be prepared to accept the occurrence of any and all of the risks associated with purchasing the Series A preferred shares, the convertible preferred debentures that we may issue in exchange for the Series A preferred shares and the common shares issuable upon conversion of the Series A preferred shares or the convertible subordinated debentures including a loss of all of your investment.

Risks Related to Our Business

Failure to achieve potential benefits from the recent acquisition of Mississippi Chemical could harm the business and operating results of the combined company.

We will not achieve any benefit from the recent Mississippi Chemical acquisition unless our management successfully integrates Mississippi Chemical’s business with ours in a timely manner. Our management must devote substantial time and resources to the integration of the operations of Mississippi Chemical with our core business. If we fail to accomplish this integration efficiently, we may not realize the benefits of this acquisition. The process of integrating supply and distribution channels, computer and accounting systems and other aspects of the operation of Mississippi Chemical presents significant challenges for our management. This is compounded by the challenge of simultaneously managing the combined company. Some of the challenges associated with our acquisition of Mississippi Chemical include:

•	managing relationships with customers, suppliers and distributors with a view toward mitigating any adverse reaction to the acquisition;

•	integrating personnel with disparate business backgrounds, cultures and geographical locations;

•	defining and executing a comprehensive business strategy; and

•	agreeing on operating and financial strategies with Koch Nitrogen Company, Mississippi Chemical’s 50/50 partner in an ammonia production joint venture in the Republic of Trinidad and Tobago and 50/50 partner in an ammonia shipping joint venture.

If we encounter unforeseen difficulties in the integration process that require a disproportionate amount of our management’s attention or financial or other resources, our business and financial results may be adversely affected.

Utilization of future corporate income tax benefits has been limited and could be impaired by recent ownership changes.

Anglo American plc (“Anglo”) at December 31, 2003 owned 48% of our outstanding common stock and had made public its longstanding intention to dispose that interest with the timing based on market and other conditions. On December 20, 2004 Anglo, through its wholly-owned subsidiaries, completed its sales of our common shares. Our $120 million issuance of convertible perpetual preferred stock and the sale of Anglo’s common shares resulted in a “change of control” (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) for purposes of utilizing tax benefits from net operating loss carryforwards and certain other tax attributes available to us. As a result of the change of control, our annual ability to use those benefits will generally be limited to a percentage (currently estimated at 4.27%) of our outstanding shares’ market value at the change of control date. We estimate that limitation at $36.4 million. Consequently, realization of tax benefits from our operating loss carryforwards could be delayed by these limitations or could possibly be lost due to expiration of our carryforward periods beginning in 2018.

A substantial portion of our operating expense is related to the cost of natural gas, and an increase in such cost that is either unexpected or not accompanied by increases in selling prices of our products could result in reduced profit margins and lower production of our products.

The principal raw material used to produce nitrogen products and methanol is natural gas. Natural gas costs in 2003 comprised about 66% of total costs and expenses for our North American nitrogen products business, 44% of total costs and expenses for our U.K. nitrogen products business and 72% of total costs and expenses for our methanol business. A significant increase in the price of natural gas that is not hedged or recovered through an increase in the price of our related nitrogen and methanol products could result in reduced profit margins and lower production of our products. We have in the recent past idled one or more of our plants for periods of time in response to high natural gas prices. In addition, a significant portion of our competitors’ global nitrogen production occurs at facilities with access to fixed-priced natural gas supplies. Our competitors’ facilities’ natural gas costs have been and likely will continue to be substantially lower than ours.

Declines in the prices of our products may reduce our profit margins.

Prices for nitrogen products are influenced by the global supply and demand conditions for ammonia and other nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Short-term demand is affected by world economic conditions and international trade decisions. Supply is affected by increasing worldwide capacity and the increasing availability of nitrogen product exports from major producing regions such as the former Soviet Union, Canada, the Middle East, Trinidad and Venezuela. A substantial amount of new ammonia capacity is expected to be added abroad in the foreseeable future. When industry oversupply occurs, as is common in commodity businesses, the price at which we sell our nitrogen products typically declines, which results in reduced profit margins, lower production of our products and plant closures.

Fluctuations in the selling price and production cost of methanol may reduce our profit margins.

Methanol is used as a raw material in the production of downstream intermediate chemicals, such as formaldehyde, MTBE, acetic acid and numerous other chemical derivatives. Methanol prices are influenced by the supply and demand for each of these downstream products. U.S. methanol demand has declined over the past years and is expected to continue to decline due to reduced U.S. consumption of MTBE, a gasoline oxygenate and octane enhancer that uses methanol as a feedstock. Over the past several years significant industry restructuring has taken place, and most North American methanol capacity is now shut down. Industry analysts have identified approximately 7.0 million metric tonnes of new methanol capacity (20% of current global demand) that will start up from 2004 through 2006.

Our products are subject to price volatility resulting from periodic imbalances of supply and demand, which may cause the results of our operations to fluctuate.

Historically, our products’ prices have reflected frequent changes in supply and demand conditions. Changes in supply result from capacity additions or reductions and from changes in inventory levels. Demand for our products is dependent on demand for crop nutrients by the global agricultural industry and on the level of industrial production. Periods of high demand, high capacity utilization and increasing operating margins tend to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated. In addition, markets for our products are affected by general economic conditions. As a result of periodic imbalances of supply and demand, product prices have been volatile, with frequent and significant price changes. During periods of oversupply, the price at which we sell our products may be depressed and this could have a material adverse effect on our business, financial condition and results of operations.

Our products are global commodities and we face intense competition from other fertilizer producers.

Fertilizer products are global commodities and can be subject to intense price competition from both domestic and foreign sources. Fertilizers and methanol are global commodities, and customers, including end- users, dealers and other crop-nutrients producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. We compete with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. Some of our principal competitors have greater total resources and are less dependent on earnings from nitrogen fertilizer sales or methanol sales. In addition, a portion of global production benefits from fixed-price natural gas contracts that have been, and could continue to be, substantially lower priced than our natural gas. Our inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability.

Our business is subject to risks related to weather conditions.

Adverse weather conditions may have a significant effect on demand for our nitrogen products. Weather conditions that delay or intermittently disrupt field work during the planting and growing season may cause agricultural customers to use different forms of nitrogen fertilizer, which may adversely affect demand for the forms that we sell. Weather conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay our customers.

Our inability to predict future seasonal nitrogen demand accurately could result in low or excess inventory, potentially at costs in excess of market value.

The nitrogen business is seasonal, with more nitrogen products used during the second quarter, in conjunction with spring planting activity, than in any other quarter. Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, we and/or our customers generally build inventories during the second half of the year in order to ensure timely product availability during the peak sales season. This increases our working capital needs during this period as we fund these inventory increases and support customer credit terms. If we underestimate future demand, our profitability will be negatively impacted and our customers may acquire products from our competitors. If we overestimate future demand, we will be left with excess inventory that will have to be stored (and our results of operations will be negatively impacted by any related storage costs) and/or we may liquidate such additional inventory and/or products at sales prices below our costs.

We are substantially dependent on our manufacturing facilities, and any operational disruption could result in a reduction of our sales volumes and could cause us to incur substantial expenditures.

Our manufacturing operations may be subject to significant interruption if one or more of our facilities were to experience a major accident or were damaged by severe weather or other natural disaster. In addition, our operations are subject to hazards inherent in our industry. Some of those hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. For example, an explosion at our Port Neal, Iowa facility in 1994 required us to completely rebuild that facility. Also, a mechanical outage at our Courtright, Ontario facility in April 2001 required us to shut down that facility for approximately two months. We currently maintain property insurance, including business interruption insurance although there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost.

We may be adversely affected by environmental regulations.

Our operations are subject to various federal, state and local environmental, safety and health laws and regulations, including laws relating to air quality, hazardous and solid wastes and water quality. In the United

States, our operations are subject to a comprehensive federal and state regulatory regime, including the federal Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Emergency Planning and Community Right-to-Know Act, Toxic Substances Control Act and their state analogs. Our operations in Canada are also subject to various federal and provincial regulations regarding such matters, including the Canadian Environmental Protection Act administered by Environment Canada, and the Ontario Environmental Protection Act administered by the Ontario Ministry of the Environment. Our U.K. operations are subject to similar regulations under a variety of requirements, including those arising under the Integrated Pollution Prevention and Control (“IPPC”) Program. We could incur substantial costs, including capital expenditures for equipment upgrades, fines and penalties and third-party claims for damages, as a result of compliance with, violations of or liabilities under environmental laws and regulations. We are also involved in the manufacture, handling, transportation, storage and disposal of materials that are or may be classified as hazardous or toxic by federal, state, provincial or other regulatory agencies. If such materials have been or are disposed of or released at sites that require investigation and/or remediation, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or “CERCLA,” or analogous laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. Under some of these laws, responsible parties may be held jointly and severally liable for such costs, regardless of fault or the legality of the original disposal or release.

We have liability as a potentially responsible party at certain sites under certain environmental cleanup laws. We have also been subject to related claims by private parties alleging property damage and possible personal injury arising from contamination relating to our discontinued operations. We may be subject to additional liability or additional claims in the future. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs.

We may be required to install additional pollution control equipment at certain of our facilities in order to maintain compliance with applicable environmental requirements.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations. We may be required to install additional air and water quality control equipment, such as low emission burners, scrubbers, ammonia sensors and continuous emission monitors, at certain of our facilities in order to maintain compliance with applicable environmental requirements. Such investments would reduce our income from future operations. Present and future environmental laws and regulations applicable to our operations, more vigorous enforcement policies and discovery of unknown conditions may require substantial expenditures and may have a material adverse effect on our results of operations, financial position or net cash flows.

Government regulation and agricultural policy may reduce the demand for our products.

Existing and future government regulations and laws may greatly influence the demand for our products. Existing and future agricultural and/or environmental laws and regulations may impact the amounts and locations of fertilizer application and may lead to decreases in the quantity of fertilizer applied to crops. Any such decrease in the demand for fertilizer products could result in lower unit sales and lower selling prices for our fertilizer products. U.S. governmental policies affecting the number of acres planted, the level of grain inventories, the mix of crops planted and crop prices could also affect the demand and selling prices of our products. In addition, we and Mississippi Chemical manufacture and sell ammonium nitrate (AN)—we do so primarily in the U.K. and Mississippi Chemical does so in the U.S. Ammonium nitrate can be used as an explosive and was used in the Oklahoma City bombing in April 1995. It is possible that either the U.S. or U.K. governments could impose limitations on the use, sale or distribution of AN, thereby limiting our ability to manufacture or sell this product. In addition, methanol, which we manufacture at two U.S. facilities, is used as a raw material in the production of formaldehyde, methyl tertiary-butyl ether (MTBE), acetic acid and numerous other chemical derivatives. Environmental initiatives to ban or reduce the use of MTBE as a fuel additive or to ban or reduce the use of formaldehyde, such as those currently underway in the United States, will adversely affect demand for methanol.

We are subject to risks associated with our international operations.

Our international business operations are subject to numerous risks and uncertainties, including difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations; unexpected changes in regulatory environments; currency fluctuations; tax rates that may exceed those in the U.S.; earnings that may be subject to withholding requirements; and the imposition of tariffs, exchange controls or other restrictions. During 2003 we derived approximately 27% of our net sales from outside of the United States. Revenues from the United Kingdom accounted for more than 84% of our non-U.S. sales. With the acquisition of Mississippi Chemical, our business operation will include a 50% interest in an ammonia production joint venture in the Republic of Trinidad and Tobago and a 50% interest in an ammonia shipping joint venture that provides transportation of ammonia from the Trinidad facility to the United States and other world markets. Our success will be dependent, in part, on our ability to anticipate and manage effectively these and other risks that we face.

Our business may be adversely impacted by our significant leverage, which requires the use of a substantial portion of our excess cash flow to service our debt and may limit our access to additional capital.

We expect to remain leveraged to a substantial degree as a result of our acquisition of Mississippi Chemical. We are permitted to incur additional debt, subject to the conditions of our outstanding indebtedness. Our substantial debt could have important consequences on our business. For example, it could (i) increase our vulnerability to adverse economic and industry conditions by limiting our flexibility in reacting to changes in our industry, (ii) reduce our cash flow available to fund working capital, capital expenditures and other general corporate purposes, (iii) place us at a competitive disadvantage compared to our competitors that have less leverage and (iv) limit our ability to borrow additional funds and increase the cost of funds that we can borrow. We may not be able to reduce our financial leverage as we intend, and we may not be able to achieve an appropriate balance between growth which we consider acceptable and future reductions in financial leverage.

We may not be able to finance a change of control offer.

If we undergo a “change of control” (as defined in our indentures), we may need to refinance large amounts of our debt. If a change of control occurs, we must offer to buy back the notes under our indentures for a price equal to 101% of the notes’ principal amount, plus any interest which has accrued and remains unpaid as of the repurchase date. We would fund repurchase obligations with our available cash, cash generated from other sources such as borrowings, sales of equity, or funds provided by a new controlling person. However, there can be no assurance that there will be sufficient funds available for any required repurchases of the notes if a change of control occurs. In addition, our credit facility may prohibit us from purchasing the notes after a change of control until we have repaid in full our debt under such credit facility. If we fail to repurchase the notes upon a change of control, we will be in default under our indentures. Any future debt that we incur may also contain restrictions on repurchases in the event of a change of control or similar event. These repurchase restrictions may delay or make it harder for others to obtain control over us.

Risks Related to the Series A Preferred Shares, the Convertible Subordinated Debentures Issuable in Exchange for the Series A Preferred Shares and the Common Shares Issuable upon Conversion of the Series A Preferred Shares or the Convertible Subordinated Debentures

We may not be able to pay cash dividends on the Series A preferred shares.

Our existing indentures and credit facility limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on the Series A preferred shares. Specifically, under our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including the Series A preferred shares, only if certain financial tests are met. For the quarters ended September 2001 through September 30, 2003, we did not meet the debt incurrence test contained in both our indentures. As a result, we would have been unable to pay dividends on our Series A preferred shares during that period. As of September 30, 2004, our coverage ratio, as calculated in accordance with our senior note indentures, was approximately 3.9 to 1. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay cash dividends on the Series A preferred shares, we will be unable to pay cash dividends on the Series A preferred shares unless we can refinance amounts outstanding under those agreements. We may pay dividends on the Series A preferred shares in our common shares only if we have legally available funds for such payment and if such shares are eligible for immediate sale in the public market by non-affiliates of ours absent a registration statement.

We cannot assure you that we will be able to file, cause to be declared effective or keep effective the registration statement required to permit us to pay dividends on the Series A preferred shares in our common shares.

We may pay dividends on the Series A preferred shares by delivering common shares to the transfer agent to be sold on behalf of the holders of the Series A preferred shares. We may pay dividends in this manner, however, only if there is an effective registration statement permitting the transfer agent to sell the common shares in the public market. We cannot assure you that we will be able to file, cause to be declared effective or keep this registration statement effective.

There is no public market for the Series A preferred shares or the convertible subordinated debentures.

The Series A preferred shares and the convertible subordinated debentures that we may issue in exchange for the Series A preferred shares will each be a new issue of securities for which there is currently no market and neither the Series A preferred shares nor the convertible subordinated debentures will be listed for trading on any national securities exchange or the Nasdaq National Market. There may not be development of or liquidity in any market for the Series A preferred shares or the convertible subordinated debentures. If a market for the Series A preferred shares or the convertible subordinated debentures were to develop, the Series A preferred shares or the convertible subordinated debentures could trade at prices that may be higher or lower than this offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities.

Our largest shareholder has recently sold its shares to certain investors. The investors who acquired our shares from our largest shareholder may also dispose of their shares.

Anglo American plc (“Anglo”), through its wholly-owned subsidiary Taurus Investments S.A. (“Taurus”), owned 48% of our outstanding shares at December 31, 2003. On August 6, 2004, Anglo, through Taurus, sold 12,500,000 of our common shares to a number of investors. Anglo disposed of its remaining interest on December 20, 2004. The investors who acquired our common shares sold by Anglo may also dispose of their interest in us. Such investors may sell the shares purchased from Anglo under other registration statements. Holders of the Series A preferred shares may also dispose of their interest in us. As a result, the sale of Terra shares by such investors and the selling securityholders holding the Series A preferred shares could depress our share price.

We may not be able to pay the repurchase price of the Series A preferred shares or the convertible subordinated debentures upon a fundamental change.

Upon the occurrence of a fundamental change, the holders of the Series A preferred shares will have the right to require us to purchase all their Series A preferred shares or their convertible subordinated debentures, as the case may be. However, we may not have sufficient cash to purchase such Series A preferred shares or convertible subordinated debentures, as the case may be, upon the occurrence of a fundamental change. We will have the option to pay for those shares or debentures either in cash or in our common shares valued at a discount of 5% from the market price of our common shares.

The right of holders to cause us to repurchase the Series A preferred shares upon a fundamental change will be subject to our obligation to repay or repurchase any indebtedness, such as our credit facility or senior secured notes in connection with a fundamental change. Similar restrictions will apply to any redemption of our convertible subordinated debentures. The terms of any indebtedness that we may enter into in the future may also restrict us from repurchasing the Series A preferred shares or convertible subordinated debentures. Even if the terms of any future indebtedness allow us to repurchase the Series A preferred shares or the convertible subordinated debentures, we would only be able to make such payments if then permitted to under applicable Maryland statutory limitations on redemption, and we may not be able to repurchase Series A preferred shares or convertible subordinated debentures. We may pay the repurchase price for the Series A preferred shares or convertible subordinated debentures in our common shares only if we have legally available funds for such payment and if such shares are eligible for immediate sale in the public market by our non-affiliates absent a registration statement.

The additional common shares payable on the Series A preferred shares or convertible subordinated debentures in connection with certain fundamental changes may not adequately compensate you for the lost option time value of your Series A preferred shares or convertible subordinated debentures as a result of such fundamental changes.

If certain fundamental changes occur, we will in certain circumstances increase the conversion rate on the Series A preferred shares or convertible subordinated debentures converted in connection with the fundamental change by a number of additional shares of our common shares. The number of additional common shares will be determined based on the date on which the fundamental change becomes effective and the price paid per common shares in the fundamental change transaction as described in the section entitled “Description of Series A Preferred Shares—Adjustment to Conversion Rate upon Certain Fundamental Changes—General.” While the increase in the conversion rate upon conversion is designed to compensate the holders of the Series A preferred shares or convertible subordinate debentures, as the case may be, for the lost option time value of the Series A preferred shares or convertible subordinated debentures as a result of the fundamental change, the increase is only an approximation of this lost value and may not adequately compensate such holders for the loss of their option. If the price paid per share common share in the fundamental change transaction is less than the common share price at the date of issuance of the Series A preferred shares or convertible subordinated debentures or above a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances upon a change of control arising from our acquisition by a public company, we may elect to adjust the conversion rate as described in the section entitled “Description of Series A Preferred Shares—Adjustment to Conversion Rate upon Certain Fundamental Changes—Conversion After a Public Acquirer Change of Control” and, if we so elect, holders of Series A preferred shares or convertible subordinated debentures will not be entitled to the increase in the conversion rate described above.

The price of our common shares, and therefore of the Series A preferred shares or the convertible subordinated debentures, may fluctuate significantly, which may make it difficult for holders of the Series A preferred shares, the convertible subordinated debentures or the common shares issuable upon conversion of the Series A preferred shares or the convertible subordinated debentures to resell the Series A preferred shares, the convertible subordinated debentures or common shares issuable upon conversion of the Series A preferred shares or the convertible subordinated debentures, as the case may be, when they want or at prices they find attractive.

The price of our common shares on the New York Stock Exchange constantly changes. We expect that the market price of our common shares will continue to fluctuate. Because the Series A preferred shares and the convertible subordinated debentures are convertible into our common shares, volatility or depressed prices for our common shares could have a similar effect on the trading price of the Series A preferred shares or the convertible subordinated debentures, as the case may be. Holders who have received common shares upon conversion of such securities will also be subject to the risk of volatility and depressed prices.

Our share price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, among others:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	developments generally affecting our industry;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	our dividend policy;

•	future sales of our equity or equity-linked equities; and

•	general domestic and international economic conditions.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common shares.

The trading price for the Series A preferred shares or the convertible subordinated debentures, as the case may be, will be directly affected by the trading prices for our common shares, which are impossible to predict.

The price of our common shares could be affected by possible sales of our common shares by investors who view the Series A preferred shares or the convertible subordinated debentures, as the case may be, as a more attractive means of equity participation in our company and by hedging or arbitrage activity that may develop involving the common shares. The arbitrage could, in turn, affect the trading prices of the Series A preferred shares or the convertible subordinated debentures, as the case may be.

The exchange of the Series A preferred shares for the convertible subordinated debentures may be treated as a dividend for U.S. federal income tax purposes.

We have the right, subject to certain conditions, to require holders of Series A preferred shares to exchange their shares for convertible subordinated debentures. Any exchange of the Series A preferred shares for convertible subordinated debentures may be treated as a taxable dividend in the amount of the fair market value of the convertible subordinated debentures at the time of the exchange. We intend, however, to treat the exchange of Series A preferred shares for our convertible subordinated debentures under the exchange right as generally giving rise to capital gain or loss. We cannot assure you that the Internal Revenue Service (“IRS”) or the courts will agree with this treatment. See the section entitled “Certain Federal Income Tax Consequences” for further discussion of the tax treatment of the exchange of the Series A preferred shares for our convertible subordinated debentures.

FORWARD-LOOKING STATEMENTS

You should carefully review the information contained in this prospectus. In this prospectus and the documents incorporated by reference into this prospectus, we state our beliefs of future events and of our future financial performance. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “seeks,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the following risks discussed elsewhere in this prospectus:

•	our ability to integrate Mississippi Chemical’s business with ours;

•	the loss of tax benefits related to our net operating loss carryforwards;

•	the cost of natural gas;

•	factors outside of our control that determine the price of our products;

•	risks associated with weather and seasonality;

•	the competitive and cyclical nature of our business;

•	environmental and other government regulation;

•	risks associated with international operations;

•	risks associated with our significant leverage; and

•	political and macroeconomic risks.

These and other factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

THE COMPANY

We are engaged in the production and marketing of both nitrogen products and methanol serving both agricultural and industrial end-use markets. We produce anhydrous ammonia (the basic building block of nitrogen fertilizers) and nitrogen solutions in the United States and Canada and ammonium nitrate in the United Kingdom. We own nine facilities that produce nitrogen products. Two of our nine facilities also produce methanol.

The principal customers for our North American nitrogen products are national agricultural retail chains, farm cooperatives, independent dealers and industrial customers, the last of which use our products to manufacture chemicals and plastics such as acrylonitrile, polyurethanes, fibers, explosives and adhesives.

On August 9, 2004, we announced that we had entered into an agreement to purchase all of the outstanding capital stock of Mississippi Chemical pursuant to its plan of reorganization. Mississippi Chemical, through its subsidiaries, produced and marketed for years three primary crop nutrients for farmers and the industrial market—nitrogen, phosphorus and potassium. Mississippi Chemical currently produces nitrogen and phosphorus, however its potassium operations ceased in December, 2003. See our current reports on Form 8-K, as amended, dated August 9, 2004 and October 6, 2004 for additional information.

On October 8, 2004, we announced the private offering of $100 million of 4.25% Series A cumulative convertible perpetual preferred shares. In connection with the private offering, the initial purchasers exercised their option to purchase an additional $20 million of the Series A preferred shares. The Series A preferred shares are convertible into our common shares or exchangeable for convertible subordinated debentures and contain customary anti-dilution provisions that could result in the issuance of additional common shares. We used the net proceeds of the private offering to redeem approximately 35% of our existing 11½% Second Priority Senior Secured Notes due 2010 and for general corporate purposes.

On December 21, 2004, we announced that we completed the acquisition of Mississippi Chemical Corporation pursuant to Mississippi Chemical’s second amended and restated Plan of Reorganization, and that Mississippi Chemical has exited bankruptcy.

As a result of the acquisition, we own through Mississippi Chemical a 50% interest in Point Lisas Nitrogen Limited in The Republic of Trinidad and Tobago. This facility has the capacity to produce annually 715,000 tons of ammonia from low-cost natural gas supplied under a contract with the National Gas Company of Trinidad and Tobago.

We now own nitrogen manufacturing facilities in Yazoo City, Mississippi and Donaldsonville, Louisiana, complementing our nitrogen production facilities in Sioux City, Iowa; Verdigris and Woodward, Oklahoma; Courtright, Ontario; and Billingham and Severnside, England. Production at the Donaldsonville facility is limited to one anhydrous ammonia plant that operates on a swing basis to take advantage of favorable relationships between natural gas costs and anhydrous ammonia prices.

We also now own and operate a storage and distribution terminal in Donaldsonville—one of the northernmost points on the Mississippi River capable of receiving ocean-going nitrogen vessels, and a 50% interest in an ammonia terminal located near Houston, Texas.

Prior to the transaction’s completion and pursuant to Mississippi Chemical’s Plan of Reorganization, the equity of Mississippi Phosphates Corporation was transferred to certain unsecured creditors pursuant to the Plan of Reorganization.

Terra Industries Inc., a Maryland corporation, is referred to as “Terra,” “the Company,” “we” or “our” throughout this prospectus. References to Terra also include the direct and indirect subsidiaries of Terra Industries Inc. where required by the context or unless otherwise indicated.

U SE OF PROCEEDS

All sales of the Series A preferred shares, the convertible subordinated debentures and common shares will be by or for the account of the selling securityholders named in this prospectus or in any amendment or supplement to this prospectus. We will not receive any proceeds from the sale by any selling securityholder of the Series A preferred shares, the issue of or subsequent sale by any selling securityholder of the convertible subordinated debentures that may be issued in exchange for the Series A preferred shares or the issue of or subsequent sale by any selling securityholder of the common shares issuable upon exercise of the conversion privilege attached to the Series A preferred shares or the convertible subordinated debentures.

We used approximately $78.8 million of the net proceeds from the private placement of the Series A preferred shares to redeem a portion of our 11 1/2% Second Priority Senior Secured Notes due 2010. We used the remaining net proceeds for general corporate purposes, including the repayment of debt, acquisitions, capital expenditures and working capital.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS

For purposes of determining the ratio of earnings to fixed charges and preferred dividends, earnings are defined as net income from continuing operations before income taxes, minority interest in consolidated subsidiaries, income or loss of equity investments, plus fixed charges and distributed income of equity investments, less preference security dividends of Terra Nitrogen Company, L.P. to minority interests. Fixed charges mean interest expense plus amortization of debt expenses, one-third of rental expense on operating leases (representing that portion of rental expense deemed to be attributed interest) and preference security dividends of Terra Nitrogen Company, L.P. to minority interests. Earnings were insufficient to cover fixed charges by $107.6 million, $12.0 million, $117.5 million, $60.8 million, $79.0 million and $95.1 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, and the nine months ended September 30, 2003, respectively. There were no preferred share dividends during these periods and the pro forma effects of using the proceeds from the Series A preferred shares to retire senior debt due in 2010 has less than a 10% effect on the ratios for the fiscal year ended December 31, 2003 and the nine months ended September 30, 2004.

	Year ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Ratio of earnings to fixed changes and preferred dividends	—	—	—	—	—	—	2.22

DESCRIPTION OF SERIES A PREFERRED SHARES

The following is a summary of certain provisions of the Series A preferred shares. This summary does not purport to be complete and is subject to and qualified by reference to all the provisions of the articles supplementary, the form of the Series A preferred share certificate and the registration rights agreement, copies of which are available from us upon request at the address set forth under “Additional Information.” As used in this “Description of Series A Preferred Shares” section, references to the “Company,” “we,” “our” or “us” refer solely to Terra Industries Inc. and not to our subsidiaries.

General

Under our charter, our board of directors is authorized, without further shareholder action, to issue up to 150,000,000 shares of stock. Our board of directors may from time to time classify or reclassify any unissued shares of any class by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the stock, as shall be set forth in the resolutions providing therefor. We have 55,815,986 shares of authorized stock that are unissued. The board of directors classified 120,000 Series A 4.25% Cumulative Convertible Preferred Shares, which we refer to as Series A preferred shares, and authorized the issuance of such shares. We originally issued 100,000 Series A preferred shares on October 15 and 20,000 Series A preferred shares on November 10, 2004 in private placements to Citigroup Global Markets Inc. and Lazard Frères & Co. LLC, whom we refer to as the initial purchasers. In connection with the Mississippi Chemical acquisition, our board of directors authorized the issuance of additional common shares and Series B preferred shares as contemplated under the Mississippi Chemical purchase agreement.

The Series A preferred shares are, and, when issued, any common shares issued upon conversion of the Series A preferred shares will be, fully paid and nonassessable. The holders of the Series A preferred shares have no preemptive rights or preferential rights to purchase or subscribe for shares, obligations, warrants or any other of our securities.

Under Maryland law, we may:

•	pay dividends on or make other distributions with respect to the Series A preferred shares, whether in cash or common shares;

•	exchange the Series A preferred shares for convertible subordinated debentures; or

•	purchase or redeem the Series A preferred shares;

only if, after giving effect to the dividend, distribution, exchange, purchase or redemption:

•	we would be able to pay our indebtedness as it becomes due in the usual course of business; and

•	our total assets would be greater than the sum of our total liabilities plus the amount needed, if we were to be dissolved at the time of the dividend, distribution, exchange, purchase or redemption, to satisfy the preferential rights, upon dissolution, of shareholders whose preferential rights on dissolution are superior to the holders of the Series A preferred shares.

The Series A preferred shares are subject to mandatory conversion, as described below “Mandatory Conversion,” but are not redeemable by us.

Ranking

The Series A preferred shares, with respect to dividend rights and upon liquidation, winding up and dissolution, rank:

•	junior to all of our existing and future debt obligations;

•	junior to our “senior shares,” which are shares of each class or series of our capital stock other than (1) common shares and any other class or series of our capital stock that have terms which provide that such class or series will rank junior to the Series A preferred shares and (2) any other class or series of our capital stock that have terms which provide that such class or series will rank on a parity with the Series A preferred shares (we currently have no senior shares);

•	on a parity with our “parity shares,” which are shares of any other class of our capital stock that have terms which provide that such class or series will rank on a parity with the Series A preferred shares. (we currently have no parity shares; but the Series B preferred shares, when issued as part of the Mississippi Chemical acquisition, will be parity shares);

•	senior to our “junior shares,” which are our common shares as well as our trust shares and shares of each class or series of our capital stock that have terms which provide that such class or series will rank junior to the Series A preferred shares; and

•	effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

The term “senior shares” includes warrants, rights, calls or options exercisable for or convertible into that type of stock.

Dividends

Holders of the Series A preferred shares are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative dividends on each Series A preferred share at the annual rate of 4.25% of the liquidation preference per share. The dividend rate is initially equivalent to $42.50 per share annually.

Additional dividends will be payable under the circumstances described below under “Registration Rights.” All references to dividends or to a dividend rate shall be deemed to include such additional dividends if such additional dividends are then payable.

If we fail to pay or to set apart funds to pay, dividends on the Series A preferred shares for any quarterly dividend period, then holders of Series A preferred shares will be entitled to receive, when and as declared by our board of directors, out of funds legally available therefor, dividends at the rate per annum equal to:

4.25% + [N * (4.25%2) * 0.25]

where:

N = the number of quarterly dividend periods for which we have failed to pay or to set apart funds to pay dividends on the Series A preferred shares,

for each subsequent quarterly dividend period until we have paid or provided for the payment of all dividends on the Series A preferred shares for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full. The right of holders of the Series A preferred shares to receive dividend payments is subject to the rights of any holders of our senior shares and parity shares.

Dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2005. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day (each, a “Dividend Payment Date”). Dividends will accumulate from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from October 15, 2004. Dividends are payable to holders of record as they appear in our stock records at the close of business on March 1, June 1, September 1 and December 1 of each year or on a record date that may be fixed by our board of directors and that will be not more than 60 days nor fewer than 10 days before the applicable quarterly Dividend Payment Date (each such date “Record Date”). Dividends will be cumulative from each quarterly Dividend Payment Date, whether or not we have funds legally available for the payment of those dividends.

Dividends payable on the Series A preferred shares for any period shorter than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accumulated but unpaid dividends do not bear interest.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding Series A preferred share with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding Series A preferred shares.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of a like or junior ranking or cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment, upon any parity shares or junior shares, nor may any parity shares or junior shares be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any parity shares or junior shares) by us or on our behalf (except by conversion into or exchange for shares of a like or junior ranking) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Series A preferred shares and any parity shares for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the Series A preferred shares and any parity shares, dividends may be declared and paid on the Series A preferred shares and such parity shares so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Series A preferred shares and such parity shares will in all cases bear to each other the same ratio that accumulated and unpaid dividends per Series A preferred share and such parity share bear to each other.

We may pay dividends, at our option, in cash, our common shares or any combination thereof. Our common shares delivered to the transfer agent on behalf of the holders of the Series A preferred shares will be sold automatically on the holders’ behalf for cash. The transfer agent will serve as the designated agent of the holders of the Series A preferred shares in making any such sales. If we pay dividends by delivering our common shares to the transfer agent, we must deliver to the transfer agent a number of our common shares which, when sold by the transfer agent on the holders’ behalf, will result in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. To pay dividends in this manner, we must provide the transfer agent with a registration statement permitting the immediate sale of our common shares in the public market. We cannot assure you that we will be able to timely file, cause to be declared effective or keep effective such a registration statement.

If we pay dividends in our common shares by delivering them to the transfer agent, those shares will be owned beneficially by the holders of the Series A preferred shares upon delivery to the transfer agent, and the agent will hold those shares and the net cash proceeds from the sale of those shares for the exclusive benefit of the holders. By purchasing the Series A preferred shares, you are deemed to appoint the transfer agent as your agent for the sales of any common shares that are delivered to the transfer agent, on your behalf, upon payment of dividends on the Series A preferred shares. If a holder provided notice to the transfer agent at least 30 days prior to the applicable Dividend Payment Date not to sell common shares held on behalf of that holder to provide cash to pay all or a portion of the dividends payable to such holder, the transfer agent will deliver to or for the account of the holder promptly after their receipt by the transfer agent, common shares having the value of the dividend payment calculated based on an aggregate average sale price on the five trading days preceding the third business day before the relevant Dividend Payment Date. No fractional common shares will be issued to pay dividends. Instead of issuing fractional shares, we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the last reported sale price of our common shares on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common shares are then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common shares) on the trading day preceding the date common shares are issued to pay dividends.

Our common shares paid as dividends by delivery to or for the account of the holder, as described above, will:

•	be treated as restricted securities;

•	bear a legend to that effect; and

•	not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act.

All such common shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of DTC.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Series A preferred shares, is limited by the terms of our outstanding indebtedness and any additional indebtedness we may incur, including indebtedness associated with the Mississippi Chemical acquisition. In addition, our ability to declare and pay dividends may be limited by applicable Maryland law. See “Risk Factors—Risks Related to the Series A Preferred Shares, the Convertible Subordinated Debentures Issuable in Exchange for the Series A Preferred Shares and the Common Shares Issuable upon Conversion of the Series A Preferred Shares or the Convertible Subordinated Debentures—We may not be able to pay cash dividends on the Series A preferred shares”.

Holders of the Series A preferred shares will not have any right to receive dividends that we may declare on our common shares. The right to receive dividends declared on our common shares will be realized only after conversion of such holder’s Series A preferred shares into our common shares.

Conversion Rights

General

Holders of the Series A preferred shares may, at any time, convert their Series A preferred shares into fully paid and nonassessable common shares at a conversion rate of 100.4016 common shares for each Series A preferred share, subject to adjustments as described under “—Conversion Rate Adjustments.” This represents an initial conversion price of $9.96 per Series A preferred share (we refer to such price or adjusted price as the “Conversion Price”).

With respect to any Series A preferred shares that are “restricted securities” on the date of conversion, the common shares issued upon conversion will be treated as “restricted securities,” will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the DTC. With respect to Series A preferred shares that are no longer “restricted securities” on a conversion date, either as a result of a resale of the Series A preferred shares pursuant to the shelf registration statement described under “Registration Rights” or otherwise, all common shares issued upon conversion will be freely transferable without restriction under the Securities Act (other than by our affiliates), and such shares will be eligible for receipt in global form through the facilities of DTC.

If and only to the extent you elect to convert your Series A preferred shares in connection with a transaction described in clause (4) of the definition of fundamental change as described below under “Repurchase at Option of the Holder upon a Fundamental Change” pursuant to which 10% or more of the consideration for our common shares (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash, securities or property that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate by a number of additional shares as described under “Adjustment to Conversion Rate upon Certain Fundamental Changes—General” or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the Series A preferred shares are convertible into shares of the acquiring or surviving entity as described under “Adjustment to Conversion Rate upon Certain Fundamental Changes—Conversion After a Public Acquirer Change of Control.” We must give notice to all holders at least 15 trading days prior to the anticipated effective date of such a fundamental change. We must also give notice to all holders that such a fundamental change has become effective. Holders may surrender Series A preferred shares for conversion and receive the additional shares described under “Adjustment to Conversion Rate upon Certain Fundamental Changes—General” at any time from and after the date which is 15 days prior to the anticipated effective date of such fundamental change until and including the date which is 15 days after the actual effective date (or, if such transaction also results in holders having a right to require us to repurchase their Series A preferred shares, until the fundamental change repurchase date).

Conversion Procedures

A holder of Series A preferred shares may convert any or all of those shares by surrendering to us at our principal office or at the office of the transfer agent, as may be designated by our board of directors, the certificate or certificates for those Series A preferred shares accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for common shares to be issued. In case the notice specifies a name or names other than that of the holder, the notice must be accompanied by payment of all transfer taxes payable upon the issuance of common shares in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of common shares upon conversion of the Series A preferred shares. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (1) certificates representing the number of validly issued, fully paid and nonassessable full common shares to which the holder, or the holder’s transferee, of the Series A preferred shares being converted will be entitled and (2) if less than the full number of Series A preferred shares evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the Series A preferred shares to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive common shares, and the person entitled to receive the common shares will be treated for all purposes as having become the record holder of those common shares at that time.

In lieu of the foregoing procedures, if the Series A preferred shares are held in global form, you must comply with DTC procedures to convert your beneficial interest in respect of Series A preferred shares evidenced by a global Series A preferred share.

If a holder of Series A preferred shares exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to cumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of Series A preferred shares who convert their shares into our common shares will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends. Instead, accumulated dividends, if any, will be canceled. Accordingly, the Series A preferred shares surrendered for conversion after the close of business on any Record Date and before the opening of business on the Dividend Payment Date relating to that Record Date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of Series A preferred shares on a Record Date who converts such shares into our common shares on the corresponding Dividend Payment Date will be entitled to receive the dividend payable on such Series A preferred shares on such Dividend Payment Date and the converting holder need not include payment of the amount of such dividend upon surrender of Series A preferred shares for conversion. Except as provided above with respect to a voluntary conversion, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the common shares issued upon conversion.

Notwithstanding the foregoing, if Series A preferred shares are converted during the period between the close of business on any Record Date and the opening of business on the corresponding Dividend Payment Date, and we have specified a fundamental change repurchase date during such period, the holder who tenders such shares for conversion will receive the dividend payable on such Dividend Payment Date and need not include payment of the amount of such dividend upon surrender of Series A preferred shares for conversion.

In connection with the conversion of any Series A preferred shares, no fractional common shares will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the last reported sale price of our common shares on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common shares are then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common shares) on the trading day preceding the date the Series A preferred shares are surrendered for conversion. If more than one Series A preferred share will be surrendered for conversion by the same holder at the same time, the number of full common shares issuable on conversion of those shares will be computed on the basis of the total number of Series A preferred shares so surrendered.

We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of Series A preferred shares a number of our authorized but unissued common shares that will from time to time be sufficient to permit the conversion of all outstanding Series A preferred shares.

The conversion of Series A preferred shares into common shares may subject the holder of such common shares to the provisions of the Maryland Business Combination Act and/or the Maryland Control Share Acquisition Act. Moreover, if the conversion or repurchase of the Series A preferred shares constitutes a business combination with an interested shareholder, such conversion or repurchase may be prohibited by the Maryland Business Combination Act. See “Description of Capital Stock—Maryland Business Combination Act” and “Description of Capital Stock—Maryland Control Share Acquisition Act.”

Before the delivery of any securities that we will be obligated to deliver upon conversion of the Series A preferred shares, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All common shares delivered upon conversion of the Series A preferred shares will upon delivery be duly and validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Conversion Rate Adjustments

The conversion rate (as well as the stock price (as defined below) used to determine the number of additional shares described under “Adjustment to Conversion Rate upon Certain Fundamental Changes”) will be adjusted as described below, except that we will not make any adjustments to the conversion rate (or the stock price used to determine the number of additional shares) if holders of the Series A preferred shares participate in any of the transactions described below.

(1) If we issue our common shares as a dividend or distribution on our common shares, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR(1) = CR(o) x OS(1)

                           OS(o)

where,

CR(o)	=	the conversion rate in effect immediately prior to such event
CR(1)	=	the conversion rate in effect immediately after such event
OS(o)	=	the number of our common shares outstanding immediately prior to such event
OS(1)	=	the number of our common shares outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common shares any rights, warrants or options entitling them for a period of not more than 60 days to subscribe for or purchase our common shares, or securities convertible into our common shares, at a price per share or a conversion price per share less than the last reported sale price of our common shares on the trading day immediately preceding the day on which such issuance is announced, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration):

CR(1) = CR(o) x OS(o) + X

                            OS(o) + Y

where,

CR(o)	=	the conversion rate in effect immediately prior to such event
CR(1)	=	the conversion rate in effect immediately after such event
OS(o)	=	the number of our common shares outstanding immediately prior to such event
X	=	the total number of our common shares issuable pursuant to such rights, warrants or options
Y	=	the number of our common shares equal to the aggregate price payable to exercise such rights divided by the average of the last reported sale prices of our common shares for the ten consecutive trading days prior to the trading day immediately preceding the record date for the issuance of such rights, warrants or options

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common shares, excluding:

•	dividends, distributions, rights, warrants, options or securities referred to in clause (1) or (2) above; and

•	dividends or distributions in cash referred to in clause (4) below;

then the conversion rate will be adjusted based on the following formula:

     CR(1) = CR(o) x     SP(o)

                                SP(o) - FMV

where,

CR(o)	=	the conversion rate in effect immediately prior to such distribution
CR(1)	=	the conversion rate in effect immediately after such distribution
SP(o)	=	the average of the last reported sale prices of our common shares for the ten consecutive trading days prior to the trading day immediately preceding the ex dividend date for such distribution
FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding common share on the ex dividend date for such distribution

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common shares of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive the distribution will be increased based on the following formula:

CR(1) = CR(o) x FMV+ MP(o)

                            MP(o)

where,

CR(o)	=	the conversion rate in effect immediately prior to such distribution
CR(1)	=	the conversion rate in effect immediately after such distribution
FMV	=	the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common shares applicable to one of our common shares over the first 10 trading days after the effective date of the spin-off
MP(o)	=	the average of the last reported sale prices of our common shares over the first 10 consecutive trading days after the effective date of the spin-off

(4) If we make cash dividends or distributions to all or substantially all holders of our common shares, the conversion rate will be adjusted based on the following formula:

CR(1) = CR(o) x         SP(o)

                                   SP(o)- C

where,

CR(o)	=	the conversion rate in effect immediately prior to the record date for such distribution
CR(1)	=	the conversion rate in effect immediately after the ex dividend date for such distribution
SP(o)	=	the average of the last reported sale prices of our common shares for the ten consecutive trading days prior to the trading day immediately preceding the ex dividend date of such distribution
C	=	the amount in cash per share we distribute to holders of our common shares

(5) If we or any of our subsidiaries purchase our common shares pursuant to a tender offer or exchange offer which involves an aggregate consideration that exceeds the last reported sale price of our common shares on the trading day immediately after the last date on which tenders or exchanges may be made pursuant to the tender offer or exchange offer, the conversion rate will be increased based on the following formula:

CR(1) = CR(o) x AC + (SP(1) x OS(1))

                        SP(1) x OS(o)

where,

CR(o)	=	the conversion rate in effect on the date such tender offer or exchange offer expires
CR(1)	=	the conversion rate in effect on the day immediately after the date such tender offer or exchange offer expires
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for all common shares that the Company or one of its subsidiaries purchases in the tender offer or exchange offer
OS(o)	=	the number of our common shares outstanding immediately prior to the date such tender offer or exchange offer expires
OS(1)	=	the number of our common shares outstanding immediately after the date such tender offer or exchange offer expires
SP(1)	=	the average of the last reported sale prices of our common shares for the ten consecutive trading days commencing on the trading day immediately after the date such tender offer or exchange offer expires

If, however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

Notwithstanding the foregoing, in the event of an adjustment pursuant to clauses (4) or (5) above, in no event will the conversion rate exceed 120.4819, subject to adjustment pursuant to clauses (1), (2) and (3) above.

To the extent that we adopt any shareholder rights plan, upon conversion of the Series A preferred shares into our common shares, you will receive, in addition to our common shares, the rights under the rights plan unless the rights have separated from our common shares at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common shares, shares of our capital stock, evidences of indebtedness or assets or property as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

No adjustment to the conversion rate or the ability of a holder of Series A preferred shares to convert will be made if the holder will otherwise participate in the distribution without conversion solely as a holder of Series A preferred shares.

Except as stated herein, we will not adjust the conversion rate for the issuance of our common shares or any securities convertible into or exchangeable for our common shares or the right to purchase our common shares or such convertible or exchangeable securities.

In particular, the applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common shares under any plan;

•	upon the issuance of any of our common shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any of our common shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the Series A preferred shares were first issued;

•	for a change in the par value of the common shares; or

•	for accrued and unpaid dividends.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate; provided that we will carry forward any adjustments that are less than 1% of the conversion rate, take such carried-forward adjustments into account in any subsequent adjustments, and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward or if we have called the Series A preferred shares for mandatory conversion.

If we:

•	reclassify or change our common shares (other than changes in par value or resulting from a subdivision or combination); or

•	consolidate or combine with or merge into or are a party to a binding share exchange with any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common shares receive (or the common shares are converted into) stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common shares, then, following such reclassification, change, consolidation, combination, merger, share exchange, sale or conveyance, each Series A preferred share then outstanding will, without the consent of any holder of Series A preferred shares, be convertible at any time at the option of the holder thereof only into the kind and amount of securities, cash and other property receivable, upon such reclassification, change, consolidation, combination, merger, share exchange, sale or conveyance, by a holder of the number of common shares into which such Series A preferred shares were convertible immediately prior thereto, after giving effect to any adjustment event. In such a case, any increase in the conversion rate by additional shares as described under “Adjustment to Conversion Rate upon Certain Fundamental Changes—General” will not be payable in our common shares, but will represent a right to the aggregate amount of securities, cash and other property into which the additional shares would convert upon such reclassification, change, consolidation, combination, merger, share exchange, sale or conveyance. Notwithstanding the first sentence of this paragraph, if we elect to adjust the conversion rate and our conversion obligation as described in “Adjustment to Conversion Rate upon Certain Fundamental Changes—Conversion After a Public Acquirer Change of Control,” the provisions described in that section will apply instead of the provisions described in the first sentence of this paragraph.

If a taxable distribution to holders of our common shares or other transaction occurs which results in any adjustment of the conversion rate, you may in certain circumstances be deemed to have received a distribution subject to United States Federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common shares. See “Certain Federal Income Tax Considerations.”

To the extent permitted by law, from time to time we may increase the conversion rate by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of the increase. We may also increase the conversion rate, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common shares resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as such for income tax purposes. In no event will we take any action that would require adjustment to the conversion rate, nor will we adjust the conversion rate, if such conversion rate adjustment would require us to issue, upon conversion of the Series A preferred shares, a number of common shares that would require us to obtain prior shareholder approval under the rules and regulations of the New York Stock Exchange, and, if applicable, the rules of the exchange or quotation system on which our common shares are then traded without obtaining such prior shareholder approval.

Adjustment to Conversion Rate upon Certain Fundamental Changes

General

If and only to the extent you elect to convert your Series A preferred shares in connection with a transaction described in clause (4) of the definition of fundamental change as described below under “Repurchase at Option of the Holder upon a Fundamental Change” pursuant to which 10% or more of the consideration for our common shares (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash, securities or other property that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate for the Series A preferred shares surrendered for conversion by a number of additional shares (the “additional shares”) as described below. The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common shares in such fundamental change transaction. If holders of our common shares receive only cash in such fundamental change transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common shares on the five trading days prior to but not including the effective date of such fundamental change transaction.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the Series A preferred shares is adjusted, as described above under “Conversion Rights—Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “Conversion Rights—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock price and number of additional shares issuable per Series A preferred share:

Effective Date of Fundamental Change	Stock Price
	$8.30	$9.00	$10.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$50.00	$100.00	$200.00
October 15, 2004	28.4354	23.6365	19.8691	13.7204	10.2892	8.2190	6.8547	5.1412	4.0714	1.9826	0.4468	0.0000
October 15, 2005	26.3382	22.8967	18.9357	12.5064	9.0552	7.0916	5.8649	4.3893	3.4858	1.7235	0.4150	0.0000
October 15, 2006	25.8716	22.2526	18.0358	11.1568	7.6139	5.7627	4.7017	3.5093	2.7964	1.4027	0.3615	0.0000
October 15, 2007	25.5667	21.7744	17.2569	9.6888	5.9115	4.1810	3.3340	2.4862	1.9899	1.0116	0.2785	0.0000
October 15, 2008	25.3514	21.4739	16.7058	8.1246	3.8494	2.2719	1.7368	1.3061	1.0501	0.5396	0.1567	0.0000
October 15, 2009	25.2674	21.3848	16.5836	7.1388	0.9996	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
October 15, 2010	25.2663	21.3838	16.5829	7.1352	0.5665	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
October 15, 2011	25.2663	21.3838	16.5829	7.1352	0.5665	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
October 15, 2012	25.2663	21.3838	16.5829	7.1352	0.5665	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
October 15, 2013	25.2663	21.3838	16.5829	7.1352	0.5665	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
October 15, 2014	25.2663	21.3838	16.5829	7.1352	0.5665	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices and additional share amounts set forth above are based upon a common stock price of $8.30 at October 7, 2004 and an initial Conversion Price of $9.96.

The exact stock price and effective dates may not be set forth on the table; in which case, if the stock price is:

•	between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

•	in excess of $200.00 per share (subject to adjustment), no additional shares will be issued upon conversion;

•	less than $8.30 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed 128.8370 per Series A preferred share, subject to adjustments in the same manner as the conversion rate as set forth under “Conversion Rights—Conversion Rate Adjustments.”

Conversion After a Public Acquirer Change of Control

Notwithstanding the foregoing, in the case of a public acquirer change of control (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described in “Adjustment to Conversion Rate upon Certain Fundamental Changes—General” above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the Series A preferred shares will be entitled to convert their Series A preferred shares into a number of shares of public acquirer common stock (as defined below) by adjusting the conversion rate in effect immediately before the public acquirer change of control based on the following formula:

CR(1) = CR(o) x FMV

SP(o)

where,

CR(o)	=	the conversion rate in effect immediately prior to such event
CR(1)	=	the conversion rate in effect immediately after such event
FMV	=	(i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our common shares are converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per common share or (ii) in the case of any other public acquirer change of control, the average of the last reported sale prices of our common shares for the five consecutive trading days prior to the trading day immediately preceding the effective date of the public acquirer change of control
SP(o)	=	the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days prior to the trading day immediately preceding the effective date of the public acquirer change of control

A “public acquirer change of control” means any event constituting a fundamental change that would otherwise obligate us to increase the conversion rate as described above under “Adjustment to Conversion Rate upon Certain Fundamental Changes—General” and the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if either (1) a direct or indirect majority owned subsidiary of acquirer or (2) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of common stock satisfying the foregoing requirement; and in each case such person has taken all necessary action to ensure that upon conversion of the Series A preferred shares into such class of common stock, such class of common stock will not be treated as “restricted securities” and will otherwise be eligible for immediate sale in the public market by non-affiliates of ours absent registration statement, and all references to public acquirer common stock shall refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

Mandatory Conversion

At any time on or after December 20, 2009, we may at our option cause the Series A preferred shares to be automatically converted into that number of common shares for each Series A preferred share equal to the then prevailing conversion rate. We may exercise this right only if the closing price of our common shares equals or exceeds 140% of the then prevailing Conversion Price for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.

To exercise the mandatory conversion right described above, we must issue a press release through a public medium that is customary for such press releases prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Series A preferred shares (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the Series A preferred shares. The conversion date will be a date selected by us (which we will refer to as the “Mandatory Conversion Date”) and will be not less than 15 days nor more than 30 days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the number of common shares to be issued upon conversion of each Series A preferred share;

•	the number of Series A preferred shares to be converted; and

•	that dividends on the Series A preferred shares to be converted will cease to accrue on the Mandatory Conversion Date.

On and after the Mandatory Conversion Date, dividends will cease to accrue on the Series A preferred shares called for a mandatory conversion and all rights of holders of such Series A preferred shares will terminate except for the right to receive the common shares issuable upon conversion thereof. The dividend payment with respect to the Series A preferred shares called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of Series A preferred shares for accumulated and unpaid dividends or for dividends with respect to the common shares issued upon such conversion.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the notice of mandatory conversion, all accumulated and unpaid dividends on the Series A preferred shares for periods ended prior to the date of such notice of mandatory conversion shall have been paid in cash or common shares, or any combination thereof.

In addition to the mandatory conversion provision described above, if there are less than 7,500 Series A preferred shares outstanding, we may, at any time on or after December 20, 2009, at our option, cause the Series A preferred shares to be automatically converted into that number of common shares equal to the then prevailing conversion rate. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion.

Repurchase at Option of the Holder upon a Fundamental Change

Upon the occurrence of a fundamental change (as defined below in this section), you will have the right to require us to repurchase all or a portion of your Series A preferred shares, but only from funds legally available for such repurchase at repurchase price equal to 100% of the liquidation preference of the Series A preferred shares to be repurchased plus any accrued and unpaid dividends to, but excluding, the repurchase date. This right of holders will be subject to our obligation to repay or repurchase any indebtedness required in connection with a fundamental change and to any contractual restrictions then contained in our indebtedness.

We may be unable to repurchase the Series A preferred shares in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay for the repurchase price for all tendered Series A preferred shares. Moreover, a fundamental change would constitute an event of default under our credit facility. Our credit facility and the indentures governing the 11 1/2% second priority senior secured notes and the 12 7/8% senior secured notes contain certain restrictions on our ability to repurchase any of the Series A preferred shares in cash. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the Series A preferred shares under some circumstances or expressly prohibit our repurchase of the Series A preferred shares upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement.

We may, at our option, elect to pay the repurchase price in cash or in our common shares valued at a discount of 5% from the market price of our common shares, or any combination thereof. However, we may pay such repurchase price in our common shares only if such shares are eligible for immediate sale in the public market by non-affiliates of ours absent a registration statement.

Under Maryland law, we may repurchase Series A preferred shares only if, after giving effect to such repurchase, we would be able to pay our indebtedness as it becomes due in the usual course of business and our total assets would be greater than the sum of our total liability plus, unless our charter permits otherwise, the amount needed, if we were to be dissolved at the time of the repurchase, to satisfy the preferential rights, upon dissolution, of shareholders whose preferential rights on dissolution are superior to the holders of the Series A preferred shares.

In some fundamental changes, holders of Series A preferred shares who elect to convert their Series A preferred shares rather than their exercise repurchase right will be entitled to receive additional shares as described under “Adjustment to Conversion Rate upon Certain Fundamental Changes—General.”

Within 15 days after the occurrence of a fundamental change, we are obligated to give you notice of the fundamental change and of the repurchase right arising as a result of the fundamental change. To exercise the repurchase right, you must deliver before the close of the business day preceding the 45th day after the date of our notice written notice to the transfer agent of your exercise of your repurchase right, together with the Series A preferred shares with respect to which the right is being exercised. We are required to repurchase the Series A preferred shares on the date that is 45 days after the date of our notice. See “Procedure for Tendering Series A Preferred Shares for Repurchase” for details on how to tender your Series A preferred shares for repurchase.

A “fundamental change” will be deemed to have occurred at the time after the Series A preferred shares are originally issued that any of the following occurs:

(1) any “person” or “group” (as such terms are used in Section 13(d) or 14(d) of the Exchange Act) other than Anglo American plc and its affiliates, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors without regard to the occurrence of any contingency (the “voting stock”);

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by our board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office;

(3) the termination of trading of our common shares, which shall be deemed to have occurred at any time after the Series A preferred shares are originally issued that shares of our common shares (or other common shares into which the Series A preferred shares are then convertible) are neither listed for trading on the NYSE nor approved for trading or quoted on the Nasdaq National Market or any other U.S. securities exchange or another established over-the counter trading market in the United States; or

(4) we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease (other than pursuant to an operating lease entered into in the ordinary course of business) conveyance or other disposition of all or substantially all our assets and the assets of certain of our subsidiaries, taken as a whole, to another person (other than any person that is controlled by Anglo American plc) and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

However, notwithstanding the foregoing, holders of Series A preferred shares will not have the right to require us to repurchase any Series A preferred shares (and we will not be required to deliver the notice incidental thereto), if either:

(A) the last reported sale price of our common shares for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or the public announcement thereof, equals or exceeds 105% of the applicable Conversion Price of the Series A preferred shares immediately before the fundamental change or the public announcement thereof;

(B) at least 90% of the consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in the transaction or transactions constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the Series A preferred shares become convertible into such publicly traded securities; or

(C) in the case of clause (4) above, the transaction is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of our outstanding common shares solely into common shares of the surviving entity.

For purposes of the above paragraph the term “capital stock” of any person means any and all shares (including ordinary shares or American depositary shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our and our subsidiaries’ assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Series A preferred shares to require us to repurchase their Series A preferred shares as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our and our subsidiaries’ assets may be uncertain.

The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the Series A preferred shares upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us or our business.

Procedure for Tendering Series A Preferred Shares for Repurchase

Our notice of an upcoming repurchase date described in “Repurchase at Option of the Holder Upon a Fundamental Change” will be given to all holders of Series A preferred shares at their addresses shown in the register of the registrar. We will also give notice to beneficial owners to the extent required by applicable law. Our notice of an upcoming repurchase date will state, among other things, the procedures that holders must follow to require us to repurchase their Series A preferred shares.

Your notice that you have elected to tender your Series A preferred shares for repurchase must include:

(1) if certificated Series A preferred shares have been issued, the certificate numbers (or, if the Series A preferred shares are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2) the number of Series A preferred shares to be repurchased; and

(3) that the Series A preferred shares are to be repurchased by us pursuant to the applicable provisions of the Series A preferred shares certificate and articles supplementary.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the transfer agent prior to the close of business on the day prior to the repurchase date. The withdrawal notice must state:

(1) the number of Series A preferred shares being withdrawn;

(2) if certificated Series A preferred shares have been issued, the certificate numbers of the withdrawn Series A preferred shares (or, if the Series A preferred shares are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

(3) the number, if any, of Series A preferred shares which remain subject to the repurchase notice.

If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the Series A preferred shares listed in the notice.

Payment of the repurchase price for a Series A preferred share for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Series A preferred shares, together with necessary endorsements, to the transfer agent at its office in Canton, Massachusetts, or any other office of the transfer agent. Payment of the repurchase price for the Series A preferred shares will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the Series A preferred shares. If the paying agent holds money or common shares sufficient to pay the repurchase price, then, on and after the repurchase date:

•	the Series A preferred shares will cease to be outstanding;

•	dividends will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price,

whether or not book-entry transfer of the Series A preferred shares have been made or the Series A preferred shares have been delivered to the paying agent. We will promptly pay the repurchase price for the Series A preferred shares surrendered for repurchase following the repurchase date.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of an offer by us to repurchase the Series A preferred shares upon a fundamental change. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the Series A preferred shares upon a fundamental change.

We will not be required to repurchase any Series A preferred shares upon the occurrence of a fundamental change if a third party makes an offer to purchase the Series A preferred shares in the manner, at the price, at the times and otherwise in compliance with the requirements described in this section and purchases all Series A preferred shares validly tendered and not withdrawn.

The fundamental change repurchase provision of the Series A preferred shares may, in certain circumstances, make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort to accumulate our common shares, to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a term contained in convertible securities similar to the Series A preferred shares.

Voting Rights

Holders of Series A preferred shares will not have any voting rights except as described below. Whenever (1) dividends on any Series A preferred shares or any other class or series of stock ranking on a parity with the Series A preferred shares with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or

(2) we fail to pay the repurchase price, plus accrued and unpaid dividends, if any, on the fundamental change repurchase date for Series A preferred shares following a fundamental change, then, in each case, the holders of Series A preferred shares (voting separately as a class with all other series of other preferred shares on parity with the Series A preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of our directors at the next annual meeting of shareholders and each subsequent meeting until the repurchase price or all dividends accumulated on the Series A preferred shares have been fully paid or set aside for payment. The term of office of all directors elected by the holders of Series A preferred shares will terminate immediately upon the termination of the right of the holders of Series A preferred shares to vote for directors. Each holder of Series A preferred shares will have one vote for each Series A preferred share held.

So long as any Series A preferred shares remain outstanding, we will not, without the consent of the holders of at least two-thirds of the Series A preferred shares outstanding at the time, voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable, issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding Series A preferred shares as to dividends or upon liquidation. In addition, we will not amend, alter or repeal provisions of our charter, including articles supplementary relating to the Series A preferred shares, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding Series A preferred shares or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding Series A preferred shares; provided, however, that any increase in the amount of the authorized common shares or authorized preferred shares or the creation and issuance of other series of common shares or preferred shares ranking on a parity with or junior to the Series A preferred shares as to dividends and upon liquidation will not be deemed to adversely affect such powers, preference or special rights.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of Series A preferred shares will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per Series A preferred share held by that holder, plus all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior shares, including our common shares, but after any distributions on any of our indebtedness. After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of Series A preferred shares are entitled, holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to Series A preferred shares and all other parity shares are not paid in full, holders of Series A preferred shares and holders of the parity shares will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and all accumulated and unpaid dividends to which each such holder is entitled.

Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.

We are not required to set aside any funds to protect the liquidation preference of the Series A preferred shares, although the liquidation preference will be substantially in excess of the par value of the Series A preferred shares.

Exchange Right

We will have the right, at any time after the issue date of the Series A preferred shares, subject to certain restrictions, to require all holders of outstanding Series A preferred shares to exchange their Series A preferred shares for our convertible subordinated debentures having a principal amount equal to the liquidation preference of the Series A preferred shares and having a conversion rate and interest rate equal to the conversion rate and dividend rate for the Series A preferred shares. The convertible subordinated debentures will be issued under an indenture substantially in the form of Exhibit 2 to the purchase agreement between the initial purchasers and us for the original purchase of the Series A preferred shares. The convertible subordinated debentures will be our subordinated debt securities, will be convertible into our common shares, will mature on the thirtieth anniversary of the exchange date (as defined below) and will otherwise have terms and conditions substantially similar to the Series A preferred shares, except as described below under “Description of the Convertible Subordinated Debentures.”

We will only be able to exercise the exchange right if:

•	permitted by the indentures relating to our indebtedness;

•	we have legally available funds for such exchange;

•	we have paid or provided for the payment of all dividends on the Series A preferred shares for all dividend periods ending on or prior to the exchange date;

•	we have entered into an indenture substantially in the form of Exhibit 2 to the purchase agreement between the initial purchasers and us for the original purchase of the Series A preferred shares with a trustee that is a national association or other entity having corporate trust powers, that is organized and doing business under the laws of the United States of America or any state thereof or the District of Columbia and that has a combined capital and surplus of at least $100 million; and

•	we deliver to the trustee a certificate of one of our executive officers and an opinion of legal counsel, subject to customary assumptions and exceptions, stating, among other things, that:

•	the convertible subordinated debentures have been authorized by all necessary corporate action and when executed, authenticated and delivered in exchange for the Series A preferred shares, will constitute valid and binding obligations of ours, enforceable in accordance with their terms;

•	the execution and delivery by us of our obligations under the convertible subordinated debentures and the indenture will not contravene or cause a default under any provision of applicable law or our charter or regulations or any agreement or other instrument binding upon us or any of our subsidiaries (including without limitation, our credit agreements) or any judgment, order or decree of any governmental body, agency or court having jurisdiction over us or any of our subsidiaries; and

•	no consent, approval, authorization or order of, or filing with, any governmental body or agency is required for the performance by us of our obligations under the indenture or the convertible subordinated debentures.

We may only exercise the exchange right in whole and not in part.

If we exercise the exchange right, we will provide notice to the trustee and each holder of record of the Series A preferred shares not less than 30 nor more than 60 days preceding the date we desire the exchange to be effective (the “exchange date”), providing:

•	our election to exercise the exchange right;

•	a description of the type and amount of convertible subordinated debentures to be delivered in respect of the Series A preferred shares, the place or places where certificates for shares of Series A preferred shares are to be surrendered for exchange, including any procedures applicable to exchanges to be accomplished through book-entry transfers; and

•	the exchange date.

We will cause the convertible subordinated debentures to be delivered to the trustee in preparation for the exchange no later than five business days prior to the exchange date.

If we exercise the exchange right, delivery of the convertible subordinated debentures to the holders of the Series A preferred shares stock to be exchanged will be conditioned upon delivery or book-entry transfer of such Series A preferred shares (together with any necessary endorsements) to the trustee at any time (whether prior to, on or after the exchange date) after notice of the exercise of the exchange right is given to the trustee. In such event, such convertible subordinated debentures will be delivered to each holder of Series A preferred shares to be exchanged no later than the later of:

•	the exchange date, or

•	the time of delivery or transfer of the certificates representing, or other indicia of ownership of, Series A preferred shares to the trustee.

If, following any exercise of the exchange right, the trustee holds convertible subordinated debentures in respect of all the outstanding Series A preferred shares, then at the close of business on such exchange date, whether or not the certificates representing, or other indicia of ownership of, Series A preferred shares are delivered to the trustee:

•	we will become the owner of such Series A preferred shares and such Series A preferred shares will be treated as redeemed by us;

•	the holders of such Series A preferred shares shall have no further rights with respect to the Series A preferred shares other than the right to receive the convertible subordinated debentures upon delivery of the certificates representing, or other indicia of ownership of, Series A preferred shares;

•	dividends on the Series A preferred shares to be exchanged will cease to accrue whether or not certificates for Series A preferred shares are surrendered for exchange on the exchange date; and

•	DTC or its nominee, as the record holder of the Series A preferred shares, will exchange the global certificate or certificates representing the Series A preferred shares for a global certificate or certificates representing the convertible subordinated debentures to be delivered upon such exchange.

In the event that delivery of the convertible subordinated debentures due on the exchange date is improperly withheld or is refused and not paid by the trustee or by us, distributions on the Series A preferred shares will continue to accrue from the exchange date to the actual date of delivery.

The aggregate principal amount of the convertible subordinated debentures will be limited to the aggregate liquidation preference of the Series A preferred shares outstanding on the effective date of the exchange and the convertible subordinated debentures will be issued in denominations equal to integral multiples of the liquidation preference of Series A preferred shares.

For the tax consequences of our exercise of the exchange right, see the section entitled “Certain Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Exchange of Series A Preferred Shares for Convertible Subordinated Debentures,” or “Certain Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Exchange of Series A Preferred Shares for Convertible Subordinated Debentures,” as applicable.

Registration Rights

On October 7, 2004 we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we have agreed to use our reasonable best efforts to:

•	file, by February 12, 2005, a shelf registration statement with the SEC on the appropriate form under the Securities Act to cover resales of the Series A preferred shares and of common shares issued upon conversion of the Series A preferred shares;

•	cause that registration statement to be declared effective, subject to some exceptions, by March 13, 2005; and

•	subject to certain “black-out” periods not to exceed 90 days in the aggregate in any consecutive 365-day period, use our reasonable best efforts to cause that registration statement to remain effective, subject to some exceptions, until the earlier of:

•	two years following the issue date of the Series A preferred shares; and

•	the date on which all Series A preferred shares or common shares covered by that registration statement have been sold under that registration statement.

This shelf registration statement satisfies our filing requirement. We cannot assure you that we will be able to cause this registration statement to be declared effective or keep it effective for the required period.

Holders of Series A preferred shares are required to deliver certain information to be used in connection with the shelf registration statement within the time periods indicated in the registration rights agreement in order to have their Series A preferred shares or common shares into which the Series A preferred shares may be converted included in the shelf registration statement.

The articles supplementary for the Series A preferred shares provide that if the shelf registration statement is not filed or declared effective by the dates set forth above or if it ceases to be effective or usable in connection with resales of Series A preferred shares and common shares during the periods specified in the registration rights agreement—we will refer to that event as a registration default—then we will pay to each holder of Series A preferred shares registrable under the registration rights agreement, with respect to the first 90-day period immediately following the occurrence of a registration default, additional dividends on the Series A preferred shares computed by increasing the applicable dividend rate for the relevant period by 0.25% per year, and, with respect to any period subsequent to the first 90-day period, additional dividends on the Series A preferred shares computed by increasing the applicable dividend rate by a further additional 0.25% per year until all registration defaults have been cured. An amount equal to all accrued additional dividends will be payable to the holders entitled to those dividends, in the manner provided for the payment of dividends in the articles supplementary.

This is a summary of some important provisions of the registration rights agreement. This summary is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. You may request a copy of the registration rights agreement by contacting us at our principal executive offices.

Transfer Agent and Registrar

Our current transfer agent and registrar is Equiserve Trust Company, N.A., Canton, Massachusetts.

Book-Entry System

The Series A preferred shares were issued in the form of global securities registered in the name of Cede & Co. Owners of beneficial interests in the Series A preferred shares represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Series A preferred shares, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the Series A preferred shares under the global securities or the articles supplementary. Our company and any of our agents may treat DTC as the sole holder and registered owner of the global securities.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Exchange of Global Securities

The Series A preferred shares, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

DESCRIPTION OF THE CONVERTIBLE SUBORDINATED DEBENTURES

The convertible subordinated debentures that the holders of the Series A preferred shares would receive in exchange for their Series A preferred shares if we exercise our exchange right, as described under “Description of Series A Preferred Shares—Exchange Right,” will be a separate series of securities issued pursuant to an indenture substantially in the form of Exhibit 2 to the purchase agreement between the initial purchasers and us for the original purchase of the Series A preferred shares between us and a trustee to be selected by us in accordance with the conditions to our exercise of the exchange right as provided under “Description of Series A Preferred Shares—Exchange Right.” We will issue the convertible subordinated debentures in a transaction that is not subject to the registration requirements of the Securities Act.

The following section is a summary of the material provisions of the convertible subordinated debentures and does not restate the form of the indenture in its entirety. We urge you to read the form of the indenture and the form of convertible subordinated debenture attached to it, because those documents, and not this description, define your rights as holders of the convertible subordinated debentures. Copies of the form of the indenture and the form of convertible subordinated debenture are available as set forth in the section entitled “Additional Information.”

As used in this description, references to “we,” “us,” “our” or “our company” refer solely to Terra Industries Inc. and not to our subsidiaries.

General

The convertible subordinated debentures:

•	will be unsecured obligations of ours;

•	will be subordinated in right of payment to all of our existing and future senior debt, as described below;

•	will be limited to an aggregate principal amount equal to the aggregate liquidation preference of the Series A preferred shares outstanding on the effective date of the exchange;

•	will be issued in denominations equal to integral multiples of the liquidation preference of one Series A preferred share;

•	will mature on the thirtieth anniversary of the exchange date; and

•	will accrue interest at an annual rate of 4.25% of the principal amount from the dividend payment date of the Series A preferred shares immediately preceding the exchange date or, if the exchange date is a dividend payment date, from the exchange date.

The convertible subordinated debentures will not have the benefit of a sinking fund. Principal of and interest on the convertible subordinated debentures will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained for such purpose, in Canton, Massachusetts. The convertible subordinated debentures may be presented for exchange at the office of the exchange agent, and for registration of transfer or exchange at the office of the registrar, each such agent initially being the trustee. No service charge will be made for any registration of transfer or exchange of convertible subordinated debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The convertible subordinated debentures will be issued only in registered form without coupons.

Subordination

The payment of the principal and interest on the convertible subordinated debentures will be subordinated in right of prior payment, as set forth in the indenture, to the prior payment in full of all our existing or future senior debt, whether outstanding on the date of the indenture or thereafter incurred. The term senior debt means:

•	the principal of, premium, if any, and accrued and unpaid interest on:

•	our indebtedness for money borrowed, whether outstanding on the date of execution of the indenture or thereafter created, incurred or assumed,

•	guarantees by us of indebtedness for money borrowed by any other person, whether outstanding on the date of execution of the indenture or thereafter created, incurred or assumed,

•	indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise, whether outstanding on the date of execution of the indenture or thereafter created, incurred or assumed, and

•	obligations of ours under any agreement to lease, or lease of, any real personal property, whether outstanding on the date of execution of the indenture or thereafter created, incurred or assumed,

•	any other indebtedness, liability or obligation, contingent or otherwise, of ours and any guarantee, endorsement or other contingent obligation in respect thereof, whether outstanding on the date of execution of the indenture or thereafter created, incurred or assumed; and

•	modifications, renewals, extensions and refundings of any such indebtedness, liabilities or obligations;

unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, liabilities or obligations, or such modification, renewal, extension or refunding thereof, or our obligations pursuant to such a guarantee, are not senior in right of payment to the convertible subordinated debentures.

No payment on account of principal or interest on the convertible subordinated debentures may be made if at the time of such payment there exists a default with respect to any senior debt and the default is the subject of judicial proceedings or we receive notice from certain authorized persons that payments may not be made. Upon any distributions of our assets upon any dissolution, total or partial liquidation or reorganization of or similar proceeding relating to us, the holders of senior debt will be entitled to receive payment in full before the holders of the convertible subordinated debentures are entitled to receive any payment.

By reason of such subordination, in the event of our insolvency, our creditors who are holders of senior debt, as well as general creditors of ours, may recover more, ratably, than the holders of the convertible subordinated debentures. The indenture will contain no limitations on the incurrence of senior debt.

Interest

Interest on the convertible subordinated debentures will accrue at an annual rate of 4.25% of the principal amount from the earlier of the exchange date and the last date on which dividends were paid on the Series A preferred shares.

Interest will be payable semi-annually in arrears on June 15 and December 15 of each year. If any of those dates is not a business day, then interest will be payable on the next succeeding business day. Interest will accrue from the most recent date as to which interest will have been paid or, if no interest has been paid, from the earlier of the exchange date and the last date as to which dividends were paid on the Series A preferred shares. Interest will be payable to holders of record at the close of business on June 1 and December 1 of each year.

We will not have the right to defer interest payments or to accrete the principal amount of the convertible subordinated debentures, and we will not have the right to redeem the convertible subordinated debentures, except as described below.

Optional Termination of Conversion Rights

On or after December 20, 2009, we may, at our option, terminate the conversion rights of holders of convertible subordinated debentures. We may exercise this option only if the closing price of our common shares equals or exceeds 140% of the then prevailing Conversion Price then in effect for at least 20 trading days in any consecutive 30-day trading period (a “Measurement Period”), including the last trading day of such period.

To exercise the termination of conversion rights described above, we must issue a press release through a public medium that is customary for such press releases prior to the opening of business on the second trading day after the end of the applicable Measurement Period, announcing the termination of conversion rights. The conversion termination date shall in no event be prior to December 20, 2009 and we will not be entitled to terminate conversion rights unless the conditions set forth in the first paragraph of this section have been met for the applicable Measurement Period. Conversion rights will terminate at the close of business on the conversion termination date, which will be a date we select not less than 30 nor more than 60 days after the date of the press release. The press release will announce the conversion termination date and provide the current Conversion Price of the convertible subordinated debentures and the closing price of our common shares, in each case as of the close of business on the last day of the Measurement Period. We will also issue a notice containing the same information by first-class mail to the holders of the convertible subordinated debentures not more than four business days after we issue the press release.

Maturity

The convertible subordinated debentures will mature on the thirtieth anniversary of the exchange date.

Conversion

The conversion rights of the convertible subordinated debentures, including in connection with a fundamental change, will be substantially identical to the conversion rights of the Series A preferred shares except that upon conversion, accrued but unpaid interest, if any, will be deemed paid by the common shares received by the holders upon conversion.

Payment of Additional Amounts

If we consolidate or merge with or into another person (other than a subsidiary), we sell, convey, transfer or lease all or substantially all of our properties and assets to any person (other than a subsidiary), or any person (other than a subsidiary) consolidates with or merges with or into our company and as a result of such transaction any payments made under or with respect to the convertible subordinated debentures (including any payment made in our common shares) will become subject to any deduction or withholding in respect of any tax, duty, levy, impost, assessment or governmental charge of whatever nature, which we refer to as the “applicable taxes,” imposed by or on behalf of any political subdivisions or taxing authorities outside of the United States, we will pay additional amounts to the holders so that the net amount received by each holder of convertible subordinated debentures will equal the amount that such holder would have received if any applicable taxes had not been required to be withheld or deducted. The amounts that we are required to pay to preserve the net amount receivable by the holders of convertible subordinated debentures are referred to as “additional amounts.”

Additional amounts will not be payable with respect to a payment made to a holder of the convertible subordinated debentures to the extent:

(1) that any applicable taxes would not have been so imposed but for the existence of any present or former connection between the holder and the jurisdiction imposing such applicable taxes, other than the mere receipt of the payment, acquisition, ownership or disposition of the convertible subordinated debentures or the exercise or enforcement of rights under the convertible subordinated debentures or the indenture;

(2) of any estate, inheritance, gift, sales, transfer or personal property taxes imposed with respect to the convertible subordinated debentures, except described below or as otherwise provided in the indenture; or

(3) that any such applicable taxes would not have been imposed but for the presentation of the convertible subordinated debentures, where presentation is required, for payment on a date more than 15 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to additional amounts had the convertible subordinated debentures been presented for payment on any date during such 15-day period.

We will also:

•	withhold or deduct such applicable taxes as required;

•	remit the full amount of taxes deducted or withheld to the relevant taxing authority in accordance with all applicable laws;

•	use our best efforts to obtain from each relevant taxing authority imposing the applicable taxes certified copies of tax receipts evidencing the payment of any taxes deducted or withheld; and

•	upon request, make available to the holders of the convertible subordinated debentures, within 60 days after the date the payment of any taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us and, notwithstanding our efforts to obtain the receipts, if the same are not obtainable, other evidence of such payments.

At least 30 days prior to each date on which any payment under or with respect to the convertible subordinated debentures is due and payable, if we will be obligated to pay additional amounts with respect to such payment, we will deliver to the trustee an officer’s certificate stating the fact that such additional amounts will also be payable, the amounts so payable, and such other information as is necessary to enable the trustee to pay such additional amounts to holders of the convertible subordinated debentures on the payment date.

The foregoing provisions shall survive any termination or discharge of the indenture and will apply to any jurisdiction in which any successor to our company is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein.

Whenever in the indenture, the convertible subordinated debentures or in this prospectus there is mentioned, in any context, the payment of principal or any other amount payable under or with respect to any convertible subordinated debenture, such mention shall be deemed to include the payment of additional amounts to the extent payable in the particular context.

Voting Rights

The holders of convertible subordinated debentures will not have the right to vote in the election of our directors or any other voting rights as holders of our common shares prior to the holders’ receipt of common shares upon conversion of their convertible subordinated debentures. If a record date for a meeting of shareholders to be held after you convert your debentures has been fixed and falls before your actual date of conversion, you will not have any voting rights at that meeting with respect to your common shares.

Repurchase at Option of Holder upon a Fundamental Change

The repurchase rights of holders of the convertible subordinated debentures upon the occurrence of a fundamental change will be substantially identical to the repurchase rights of holders of the Series A preferred shares upon the occurrence of a fundamental change.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in connection with any offer by us to repurchase the convertible subordinated debentures.

Registration Rights

The holders of convertible subordinated debentures will have registration rights that are substantially identical to the registration rights of holders of the Series A preferred shares.

Events of Default

Each of the following will constitute an event of default with respect to the convertible subordinated debentures (whatever the reason for such event of default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

•	default in payment of the principal of the convertible subordinated debentures at maturity or upon repurchase upon a fundamental change when such amount becomes due and payable;

•	the failure to pay interest within 30 days of the due date;

•	our failure to deliver common shares, together with cash in lieu of any fractional shares, when such common shares and cash is required to be delivered upon conversion of convertible subordinated debentures and continuance of such default for ten business days;

•	our failure to provide timely notice of a fundamental change;

•	our failure to comply with any of our other agreements in the convertible subordinated debentures or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the convertible subordinated debentures then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt by us of such notice;

•	default under the terms of any instrument evidencing or securing our debt or any of our subsidiaries having an outstanding principal amount of $30,000,000 individually or in the aggregate, which default results in the acceleration of the payment of such debt or constitutes the failure to pay such debt when due; and

•	certain events of bankruptcy, insolvency or reorganization affecting us.

Acceleration

If any event of default with respect to the convertible subordinated debentures, other than an event of default relating to specific events of bankruptcy, insolvency or reorganization affecting us, has happened and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the convertible subordinated debentures then outstanding may declare by written notice the principal of all the convertible subordinated debentures, plus interest on the convertible subordinated debentures accrued and unpaid to the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy, insolvency or reorganization, the principal of all the convertible subordinated debentures plus interest on the convertible subordinated debentures accrued and unpaid to the occurrence of such event shall automatically become and be immediately due and payable. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the convertible subordinated debentures may, under certain circumstances, rescind and annul such acceleration.

The indenture provides that, within 90 days after the occurrence of any event that is, or after notice or lapse of time or both would become, an event of default thereunder with respect to the convertible subordinated debentures, the trustee shall transmit, in the manner set forth in the indenture, notice of such default to the holders of the convertible subordinated debentures unless such default has been cured or waived; provided, however, that except in the case of a default in the payment of principal of, or premium, if any, or interest, if any, on any convertible subordinated debentures, the trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors or responsible officers of the trustee in good faith determine that the withholding of such notice is in the best interest of the holders of convertible subordinated debentures.

If an event of default occurs and is continuing with respect to the convertible subordinated debentures, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of convertible subordinated debentures by all appropriate judicial proceedings.

The indenture provides that, subject to the duty of the trustee during any default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of convertible subordinated debentures, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the outstanding convertible subordinated debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the convertible subordinated debentures.

Modification of the Indenture

Modification Without Consent of Holders. We and the trustee may enter into supplemental indentures without the consent of the holders of the convertible subordinated debentures to:

•	make provision with respect to the conversion rights of the holders upon the occurrence of a fundamental change involving the conversion of our common shares or the matters described in “Covenants Restricting Mergers and Other Significant Corporate Actions;”

•	secure the convertible subordinated debentures;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of the convertible subordinated debentures;

•	provide for uncertificated convertible subordinated debentures in addition to or in place of certificated convertible subordinated debentures;

•	cure any ambiguity or correct any defect or inconsistency;

•	evidence the acceptance of appointment by a successor trustee;

•	provide for the issuance of convertible subordinated debentures in certificated form; or

•	modify, eliminate or add to provisions of the indenture to the extent necessary to effect the qualification of the indenture under the Trust Indenture Act.

Modification With Consent of Holders. We and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the convertible subordinated debentures, may add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of the convertible subordinated debentures. However, we and the trustee may not make any of the following changes to the convertible subordinated debentures without the consent of each holder that would be affected by such change:

•	extend the final maturity of the principal amount;

•	reduce the principal amount;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal or interest thereon is payable;

•	impair the right of a holder to convert any convertible subordinated debenture;

•	impair the right of any holder to institute suit for the enforcement of any payment on the convertible subordinated debentures when due; or

•	reduce the percentage of the convertible subordinated debentures the consent of whose holders is required for modification of the indenture.

Covenants Restricting Mergers and Other Significant Corporate Actions

Merger, Consolidation, Sale or Conveyance. The indenture provides that we will not merge or consolidate with any other person and will not sell or convey all or substantially all of our assets to any other person, unless either:

•	we will be the continuing corporation; or

•	the successor corporation or person that acquires all or substantially all of our assets will expressly assume all of our obligations under the indenture and the convertible subordinated debentures issued under the indenture, and immediately after the merger, consolidation, sale, lease or conveyance, we, that person or that successor corporation, as applicable, will not be in default in the performance of the covenants and conditions of the indenture applicable to us, that person or that successor corporation, as applicable.

Book-Entry Issuance

The convertible subordinated debentures will be represented by one or more global convertible subordinated debentures registered in the name of DTC or its nominee. The owner of a beneficial interest in a convertible subordinated debenture shall be entitled to exchange any debentures represented by one or more global convertible subordinated debentures registered in the name of DTC or its nominee for certificated securities with the same terms if an event of default with respect to such debentures has occurred and is continuing.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the terms of the shares of our capital stock. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws. You should read these documents carefully to fully understand the terms of the shares of capital stock.

General

Our authorized capital stock consists of 150,000,000 shares of capital stock, without par value, of which 16,500,000 shares are classified as trust shares, 132,750,000 shares are classified as common shares, 120,000 are classified as Series A preferred shares and 750,000 shares are classified as Series B Cumulative Redeemable Preferred Shares, or Series B preferred shares. As of December 28, 2004, there were no trust shares outstanding. As of that date, there were 120,000 Series A preferred shares, 20,000 Series B preferred shares and 77,838,685 common shares issued and outstanding and 702,166 outstanding options and no outstanding warrants. Pursuant to our acquisition of Mississippi Chemical, we will issue 15,000,000 common shares and approximately 24,598 Series B preferred shares. Our common shares currently trade on the New York Stock Exchange under the symbol “TRA.” Under Maryland law, our shareholders generally are not personally liable for our debts or obligations.

We have previously issued, and subsequently redeemed, the trust shares. According to our charter, upon the redemption of the trust shares, the trust shares were automatically retired and may not be reissued. According to the Maryland General Corporation Law, our authorized number of shares of capital stock will be reduced by the number of authorized trust shares upon the filing of articles supplementary with the State Department of Assessments and Taxation of Maryland. We intend to file such articles supplementary with the department.

Pursuant to our charter, our board of directors may from time to time classify or reclassify any unissued shares of any class or series of our capital stock. Subject to the limitations prescribed by our charter, our board of directors is authorized to establish the number of shares constituting each series of shares classified and/or reclassified and to fix the designations, powers, preferences and rights of the shares of each of those series and the qualifications, limitations and restrictions of each of those series, all without any further vote or action by our stockholders.

Common Shares

Holders of our common shares are entitled to receive dividends when, as and if authorized by our board of directors and declared by us, out of assets legally available therefore. Upon our liquidation, dissolution or winding up, holders of our common shares will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our Series A preferred shares or Series B preferred shares. Holders of our common shares do not have any rights to convert their common shares into or exchange such shares for shares of any other class or classes of our capital stock (or any other security).

Our common shares possess voting rights for the election of directors and in respect of other corporate matters, with each share entitling the holder thereof to one vote. Holders of common shares do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of our common shares voting for the election of directors will be able to elect all of the directors if they choose to do so and, accordingly, the holders of the remaining common shares will be unable to elect any directors. Holders of our common shares do not have preemptive rights, which means they have no right to acquire any additional common shares that may be issued by us at a subsequent date.

Under Maryland law and our charter, a distribution (whether by dividend, redemption or other acquisition of shares) to holders of our common shares may be made only if, after giving effect to the distribution, we are able to pay our indebtedness as it becomes due in the usual course of business and our total assets are greater than our total liabilities plus (unless our charter permits otherwise) the amount necessary to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to the holders of our common shares. We have complied with these requirements in all of our prior distributions to holders of our common shares.

Our common shares are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract.

The rights, preferences and privileges of holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be outstanding from time to time. See “Series B Preferred Shares” below and “Description of Series A Preferred Shares.”

Series B Preferred Shares

The terms of the Series B preferred shares are as follows:

Sinking Fund

The Series B preferred shares are not subject to any sinking fund, which means we will not be setting aside any funds to redeem or otherwise acquire the Series B preferred shares from the holders of such shares.

Preemptive Rights

Holders of our Series B preferred shares do not have preemptive rights, which means they will have no right to acquire any additional Series B preferred shares that may be issued by us at a subsequent date.

Ranking

The Series B preferred shares rank, with respect to rights upon liquidation, dissolution or winding up, (i) senior to our common shares, and to all equity securities issued by us ranking junior to the Series B preferred shares with respect to rights on liquidation, dissolution or winding up of our company, (ii) on parity with the Series A preferred shares and all other equity securities issued by us and all equity securities that may be issued by us in the future which rank on a parity with the Series B preferred shares, and (iii) junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the Series B preferred shares as to distribution of assets upon liquidation, dissolution or winding up of our company.

Dividends

Holders of shares of the Series B preferred shares are entitled to receive, when, as and if declared by our board of directors or a duly authorized committee thereof, out of funds legally available for the payment of dividends, cumulative cash dividends at an annual rate per share equal to the product of (i) a rate per annum equal to 175 basis points (1.75%) over the trading yield (expressed as an interest rate per annum) of our existing 11 1/2% Second Priority Senior Secured Notes, due 2010, computed by us on the day which is ten months after the closing of our acquisition of Mississippi Chemical, or the “ten month date”, multiplied by (ii) the liquidation preference of $100.00.

Dividends on the Series B preferred shares are cumulative and accrue on a daily basis commencing on the ten month date. No dividends accrue between the date on which a Series B Preferred Share is issued and the ten month date. Dividends are not paid periodically but rather are permitted to accumulate, and all such accumulated dividends on each Series B preferred share will be payable on the dividend payment date, which is the first to occur of: (i) the date on which the holders of Series B preferred shares are paid their liquidation preference of $100.00 plus an amount equal to all accrued and unpaid dividends on their Series B preferred shares after the occurrence of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, or (ii) the date on which such Series B Preferred Share is redeemed by us. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the on the day immediately preceding the dividend payment date, or on such other date as may be established by our board of directors as the record date for such dividends.

No dividends on Series B preferred shares will be declared by our board of directors or any committee thereof or paid or set apart for payment by us at such time as the terms and provisions of any agreement to which we are bound, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series B preferred shares accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series B preferred shares do not bear interest and holders of the Series B preferred shares are not entitled to any distributions in excess of full cumulative distributions described above. Except as described above, nothing in the terms and provisions of the Series B preferred shares limits or restricts our ability to authorize, declare and pay dividends or other distributions on, or to redeem, our common shares or shares of any other class or series of our capital stock.

Liquidation preferences

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, the holders of Series B preferred shares will be entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $100.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of common shares or any other class or series of our capital stock that ranks junior to the Series B preferred shares as to liquidation rights. Holders of Series B preferred shares are entitled to prompt written notice by us of any event triggering the right to receive such liquidation preference. After payment of the full amount of this liquidation preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series B preferred Shares will have no right or claim to any of our remaining assets. The consolidation or merger of our company with or into any other corporation, trust or entity or of any other corporation with or into our company, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our company.

In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of our shares or otherwise is permitted under the Maryland General Corporation Law, no effect will be given to amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares whose preferential rights upon distribution are superior to those receiving the distribution.

Redemption

At any time and from time to time prior to the ten month date, we, at our option, upon not less than 30 nor more than 60 days’ written notice, may redeem, out of assets legally available for such redemption, our outstanding Series B preferred shares, in whole or in part, at a redemption price per share payable in common shares or cash as determined by us, as follows: (1) a number of duly authorized and validly issued common shares equal to the liquidation preference of $100.00 divided by the average of the closing prices per share of our common shares on the New York Stock Exchange for the thirty trading days ending on the trading day before the date of the closing of our acquisition of Mississippi Chemical, or the “closing share price”; or (2) cash equal to the product of (A) the number of common shares determined pursuant to clause (1) multiplied by (B) the closing share price.

If we do not redeem all of our Series B preferred shares prior to the ten month date and we are not otherwise required to redeem our Series B preferred shares, then from and after the ten month date we may not redeem any Series B preferred shares until the third anniversary of the ten month date.

At any time and from time to time from and after the third anniversary of the ten month date and continuing until the date on which we are required to redeem our Series B preferred shares as described below, we, at our option, upon not less than 30 nor more than 60 days’ written notice, may redeem, out of assets legally available for such redemption, our outstanding Series B preferred shares, in whole or in part, at a redemption price per share payable in cash equal to the liquidation preference of $100.00 plus an amount equal to all accrued and unpaid dividends, if any, to the date fixed for redemption, without interest.

We are required to redeem all of our Series B preferred shares then outstanding on the mandatory redemption date, which is the first to occur of (1) August 6, 2011 or (2) a change in control of our company.

A change of control of our company occurs if there is an acquisition of our company by another person or entity by means of any transaction or series of related transactions (including any reorganization, merger or consolidation), or the sale of all or substantially all of the assets of our company, unless, in connection with an acquisition or sale of assets of our company, our company’s stockholders as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale own more than 50% of the combined voting power of the surviving or acquiring person or entity ordinarily having the right to vote at elections of directors.

On the mandatory redemption date, we must redeem, out of assets legally available for such redemption, all Series B preferred shares at a redemption price per share payable in cash equal to the liquidation preference of $100.00 plus an amount equal to all accrued and unpaid dividends, if any, to the date fixed for redemption, without interest.

Holders of Series B preferred shares to be redeemed will be required to surrender such Series B preferred shares at the place designated in a notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any Series B preferred shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any Series B preferred shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Series B preferred shares, such Series B preferred shares will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series B preferred shares are to be redeemed, the Series B preferred shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us.

Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B preferred shares to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any Series B preferred shares except as to the holder to whom notice was defective or not given.

Each notice will state: (i) the redemption date; (ii) the redemption price; (iii) the number of Series B preferred shares to be redeemed; (iv) the place or places where the Series B preferred shares is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) whether payment will be made in common shares or in cash in the case of a redemption prior to the ten month date.

If less than all of the Series B preferred shares held by any holder is to be redeemed, the notice mailed to such holder will be required to also specify the number of Series B preferred shares held by such holder to be redeemed.

Voting rights

Holders of the Series B preferred shares do not have any voting rights.

Conversion

The Series B preferred shares are not convertible into or exchangeable for any of our other property or securities.

Transfer Agent

Our current transfer agent and registrar is Equiserve Trust Company, N.A., Canton, Massachusetts.

Maryland Business Combination Act

Under the Maryland Business Combination Act, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. In approving such a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

The Maryland Business Combination Act may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Maryland Control Share Acquisition Act

The Maryland Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws exempt from the control share acquisition statute any acquisition of shares of any class of our capital stock by certain specifically identified entities who are present or former stockholders and their affiliates and immediate transferees. However, unless our bylaws are amended to include further exemptions, the control share acquisition statute will be applicable to acquisitions of our shares by other persons or entities.

Like in the Maryland Business Combination Act, the Maryland Control Share Acquisition Act may discourage others from trying to acquire control of us.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. Federal income tax consequences to holders (as defined below) of the purchase, ownership, and disposition of the Series A preferred shares and convertible subordinated debentures and any common shares received upon its conversion. This discussion is based upon the provisions of the Code, the final and temporary Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor’s decision to purchase the Series A preferred shares or an investor’s ownership of the convertible subordinated debentures, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold the Series A preferred shares, convertible subordinated debentures or common shares as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the Series A preferred shares, convertible subordinated debentures or common shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a “U.S. holder” is a beneficial owner of Series A preferred shares, convertible subordinated debentures or common shares that is for U.S. Federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose world-wide income is subject to U.S. Federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

A “non-U.S. holder” is a beneficial owner of Series A preferred shares, convertible subordinated debentures or common shares that is not a U.S. holder.

If a partnership holds Series A preferred shares, convertible subordinated debentures or common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION, AND DISPOSITION OF SERIES A PREFERRED SHARES, CONVERTIBLE SUBORDINATED DEBENTURES AND COMMON SHARES RECEIVED AS A RESULT OF A CONVERSION OF SERIES A PREFERRED SHARES OR CONVERTIBLE SUBORDINATED DEBENTURES.

Tax Consequences to U.S. Holders

Distributions

The amount of any distribution to you with respect to Series A preferred shares or common shares will be treated as a dividend, taxable as ordinary income to you, to the extent of our current or accumulated earnings and profits (“earnings and profits”) as determined under U.S. Federal income tax principles. To the extent the amount of such distribution exceeds our earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in the Series A preferred shares or common shares, as the case may be. Any amount in excess of your tax basis will be treated as capital gain. If we are not able to pay dividends on the Series A preferred shares, the accreted liquidation preference of the Series A preferred shares will increase and such increase may give rise to deemed dividend income to holders of the Series A preferred shares in the amount of all, or a portion of, such increase.

Dividends to Corporate Shareholders

In general, a distribution which is treated as a dividend for U.S. Federal income tax purposes and is made to a corporate shareholder with respect to the Series A preferred shares or common shares will qualify for the 70% dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, there can be no assurance that the amount of distributions made with respect to the Series A preferred shares or the common shares will not exceed the amount of our earnings and profits in the future. Accordingly, there, can be no assurance that the dividends-received deduction will be available in respect of distributions on the Series A preferred shares or common shares. In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:

•	the holding period of stock the dividends on which are sought to be deducted;

•	debt-financed portfolio stock;

•	dividends treated as “extraordinary dividends” for purposes of Section 1059 of the Code; and

•	taxpayers that pay corporate alternative minimum tax.

Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

Payments of Interest

Interest paid on the convertible subordinated debentures will be included in the income of a U.S. holder as ordinary income at the time it is received or accrued, in accordance with such holder’s regular method of accounting for U.S. Federal income tax purposes.

If the convertible subordinated debentures’ stated redemption price at maturity (generally, the sum of payments under a convertible subordinated debenture other than payments of stated interest unconditionally payable at least annually) exceeds their issue price by more than a de minimis amount, a U.S. holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of any cash payment attributable to this accrued income. It is anticipated (and this discussion assumes) that the convertible subordinated debentures will be issued with less than a de minimis amount of original issue discount.

Sale, Exchange or Other Disposition of the Series A Preferred Shares

Upon a sale or other disposition of Series A preferred shares or common shares (other than an exchange of Series A preferred shares for common shares pursuant to the conversion privilege), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in the Series A preferred shares or common shares. Such capital gain or loss will be long-term capital gain or loss if your holding period for the Series A preferred shares or common shares, as applicable, is more than one year.

If, following a change of control, a holder of the Series A preferred shares exercises the option described in “Description of Series A Preferred Shares—Change of Control” and we elect to satisfy payment in cash, the transaction will generally be treated as a redemption for U.S. Federal income tax purposes. The U.S. Federal income tax treatment of such a redemption to a holder will depend on the particular facts relating to such holder at the time of the redemption. The receipt of cash in connection with such redemption will be treated as gain or loss from the sale or other disposition of the Series A preferred shares (as discussed in the preceding paragraph), if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:

•	your interest in our common and Series A preferred shares is completely terminated as a result of such redemption;

•	your percentage ownership in our voting stock immediately after such redemption is less than 80% of your percentage ownership immediately before such redemption; or

•	such redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(l) of the Code).

If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the Series A preferred shares will be treated as a distribution that is taxable in the same manner as described above under “Distributions,” and your adjusted tax basis in the redeemed Series A preferred shares will be transferred to any remaining shares you hold in us. If you do not retain any share ownership in us following such redemption, then you may lose your basis completely.

Exchange of Series A Preferred Shares for Convertible Subordinated Debentures

An exchange of Series A preferred shares for our convertible subordinated debentures under the exchange right will be a taxable event to a U.S. holder. The determination of whether the tax treatment of any such exchange will be treated as a distribution taxable as a dividend to the extent of our accumulated earnings and profits or as a sale or exchange in which gain or loss is recognized is based on the three tests described above “Tax Consequences to U.S. Holders—Sale, Exchange or Other Disposition of the Series A Preferred Shares.” Although the matter is not free from doubt, we intend to take the position that the receipt of convertible subordinated debentures by a U.S. holder in exchange for its Series A preferred stock will generally result in a meaningful reduction in such holder’s interest in us and, therefore will be “not essentially equivalent to a dividend” under Section 302(b)(1) of the Code. Assuming this position is respected, the exchange would give rise to capital gain or loss for U.S. federal income tax purposes, equal to the difference, if any, between (i) the value of the convertible subordinated debentures received under the exchange, and (ii) such U.S. holder’s adjusted tax basis in the preferred stock. If the IRS were to successfully challenge this position, then the fair market value of the convertible subordinated debentures would be taxable as a distribution as described under “Tax Consequences to U.S. Holders—Distributions.”

Sale, Exchange, Redemption or Repurchase of Convertible Subordinated Debentures

A U.S. holder’s tax basis in a convertible subordinated debenture generally will equal its fair market value on the date of the exchange for the Series A preferred shares. A U.S. holder generally will recognize gain or loss on the sale, exchange (other than conversion) redemption or repurchase of a convertible subordinated debenture equal to the difference between the amount realized on the disposition, excluding any amounts attributable to accrued but unpaid interest (which will be taxable as such), and the U.S. holder’s tax basis in the convertible subordinated debenture. This gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if the U.S. holder has held the convertible subordinated debenture for more than one year and otherwise will be short-term capital gain or loss.

Conversion of Series A Preferred Shares in Exchange for Common Shares.

You generally will not recognize gain or loss by reason of receiving common shares in exchange for the Series A preferred shares upon conversion of the Series A preferred shares, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any common shares attributable to dividend arrearages will be treated as a constructive distribution as described above under

“Distributions.” The adjusted tax basis of the common shares (including fractional share interests) so acquired will be equal to the tax basis of the Series A preferred shares exchanged and the holding period of the common shares received will include the holding period of the Series A preferred shares exchanged. The tax basis of any common shares treated as a constructive distribution will be equal to its fair market value on the date of the exchange.

Conversion of the Convertible Subordinated Debentures

A U.S. holder generally will not recognize any income, gain or loss upon conversion of a convertible subordinated debenture into common shares except with respect to cash received in lieu of a fractional share of common shares. Cash received in lieu of a fractional share upon conversion will be treated as a payment in exchange for the fractional share of common shares. Accordingly, the receipt of cash in lieu of a fractional share of common shares generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share).

A U.S. holder’s tax basis in the common shares received on conversion of a convertible subordinated debenture will be the same as such holder’s adjusted tax basis in the convertible subordinated debenture at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common shares received on conversion will generally include the holding period of the convertible subordinated debenture converted.

Adjustment of Conversion Price.

Holders of Series A preferred shares and convertible subordinated debentures may, in certain circumstances, be deemed to have received constructive distributions of shares if the conversion rate for the Series A preferred shares is adjusted or the convertible subordinated debentures, as applicable. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Series A preferred shares or the convertible subordinated debentures, as applicable, generally will not be considered to result in a constructive distribution of shares. Certain of the possible adjustments provided in the anti-dilution provisions of the Series A preferred shares or the convertible subordinated debentures, as applicable, including, without limitation, adjustments in respect of share dividends or the distribution of rights to subscribe for common shares should qualify as being pursuant to a bona fide reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness or assets to our shareholders, for example, will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a change of control as described under “Description of Series A Preferred Shares” may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders’ increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above. Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.

Conversion of Series A Preferred Shares After Dividend Record Date

If a holder exercises its right to convert the Series A preferred shares into common shares after a dividend record date but before payment of the dividend, then upon conversion, the holder generally will be required to pay to us in cash an amount equal to the portion of such dividend attributable to the current quarterly dividend period, which amount would increase the tax basis of the common shares received. When the dividend is received, the holder would recognize the dividend payment in accordance with the rules described under “Distributions” above.

Backup Withholding

Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, Series A preferred shares, common shares or payments of principal, premium, if any, and interest on the convertible subordinated debentures, or proceeds from the sale, exchange or other disposition of the convertible subordinated debentures unless:

•	you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

•	within a reasonable period of time, you provide a taxpayer identification number, certified under penalties of perjury as well as certain other information or otherwise establish an exemption from the backup withholding rules.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Tax Consequences to Non-U.S. Holders

Dividends and Interest

In general, dividends or interest, as applicable received by you with respect to our Series A preferred shares, convertible subordinated debentures or common shares (as appropriate) will be subject to withholding of U.S. Federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends or interest, as applicable that are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment) are generally subject to U.S. Federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends or interest, as applicable received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning your country of residence and entitlement to tax treaty benefits. Generally, this will be accomplished by providing a properly executed IRS Form W-8BEN. If you instead are claiming an exemption from withholding with respect to dividends or interest, as applicable effectively connected with the conduct of a trade or business within the United States, you will be required to provide an appropriate certification to us or our paying agent (generally by providing a properly completed IRS Form W-8ECI).

Sale, Exchange or Other Disposition of the Series A Preferred Shares and Convertible Subordinated Debentures

As a non-U.S. Holder, you generally will not be subject to U.S. Federal income tax on any gain recognized on the sale or other disposition of Series A preferred shares, convertible subordinated debentures or common shares unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the Series A preferred shares or common shares as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for U.S. Federal income tax purposes.

Non-U.S. holders that may be treated as beneficially owning more than 5% of our preferred or common shares should consult their own tax advisors with respect to the United States tax consequences of the ownership and disposition of preferred or common shares.

Exchange of Series A Preferred Shares for Convertible Subordinated Debentures

The determination of whether the tax treatment of any exchange of Series A preferred shares for convertible subordinated debentures will be treated as a distribution taxable as a dividend to the extent of our accumulated earnings and profits or as a sale or exchange in which gain or loss is recognized is based in the three tests described above “Tax Consequences to U.S. Holders—Sale, Exchange or Other Disposition of the Series A Preferred Shares.” Although the matter is not free from doubt, we intend to take the position that the receipt of convertible subordinated debentures by a non-U.S. holder in exchange for its Series A preferred stock will generally result in a meaningful reduction in such holder’s interest in us and, therefore, will be “not essentially equivalent to a dividend” under Section 302(b)(1) of the Code. Assuming this position is respected, the exchange would give rise of capital gain or loss for U.S. federal income tax purposes, equal to the difference, if any, between (i) the value of the convertible subordinated debentures received upon the exchange, and (ii) such non-U.S. holder’s adjusted tax basis in the preferred stock, to the extent provided in “Tax Consequences to Non-U.S. Holders—Sale, Exchange or Other Disposition of the Series A Preferred Shares and Convertible Subordinated Debentures”. If the IRS were to successfully challenge this position, then the fair market value of the convertible subordinated debentures would be taxable as a distribution as described under “Tax Consequences to Non-U.S. Holders—Dividends and Interest”.

Conversion of Series A Preferred Shares in Exchange for Common Shares

You generally will not recognize any gain or loss by reason of receiving common shares in exchange for Series A preferred shares or convertible subordinated debentures, as applicable upon conversion of the Series A preferred shares or convertible subordinated debentures, as applicable, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, as described above and the fair market value of any common shares attributable to dividend arrearages will be treated as a constructive distribution, and will be taxable, as described above under “Dividends,” to you to the extent of our earnings and profits.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends and interest paid to you and the tax withheld with respect to those dividends and interest, regardless of whether withholding was required. Copies of the information returns reporting those dividends and interest and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your Series A preferred shares or common shares and interest paid on your convertible subordinated debentures unless you certify your non-U.S. status, provided we do not have actual knowledge or reason to know that you are a U.S. holder.

The payment of proceeds of a sale of Series A preferred shares, convertible subordinated debentures or common shares effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify under penalties of perjury as to your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of Series A preferred shares, convertible subordinated debentures or common shares by or through a foreign office of a broker. If however, such broker is, for U.S. Federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished in a timely manner to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES A PREFERRED SHARES, THE CONVERTIBLE SUBORDINATED DEBENTURES AND ANY COMMON SHARES RECEIVED UPON THEIR CONVERSION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

SELLING SECURITYHOLDERS

We originally issued the Series A preferred shares on October 15 and November 10, 2004 in private placements to Citigroup Global Markets Inc. and Lazard Frères & Co. LLC, whom we refer to as the initial purchasers. The initial purchasers then resold the Series A preferred shares in transactions not requiring registration under the Securities Act or applicable state securities laws to persons the initial purchasers reasonably believed to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in compliance with Rule 144A.

This prospectus, in part, relates to:

•	resales of Series A preferred shares; and

•	sales of:

•	convertible subordinated debentures issued in exchange for Series A preferred shares; and

•	common shares issued upon conversion of Series A preferred shares or convertible subordinated debentures;

by the selling securityholders as described in the section entitled “Plan of Distribution.” The registration statement of which this prospectus forms a part has been filed with the SEC pursuant to the registration rights granted in connection with the original issue of the Series A preferred shares to afford the holders of the Series A preferred shares the opportunity to sell their securities in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act. In order to take advantage of that opportunity, a holder of the Series A preferred shares must provide information about itself and the securities it is selling as required under the Securities Act.

The selling securityholders listed below and the beneficial owners of the Series A preferred shares and their transferees, pledgees, donees or other successors, if not identified in this prospectus then so identified in supplements to this prospectus as required, are the selling securityholders under this prospectus. The following table sets forth information, as of a recent practicable date prior to the effectiveness of the registration statement of which this prospectus forms a part, with respect to the selling securityholders named below and the respective:

•	number of Series A preferred shares owned by each selling securityholder;

•	principal amount of convertible subordinated debentures issuable in exchange for the Series A preferred shares owned by each selling securityholder; and

•	number of common shares issuable upon conversion of the Series A preferred shares or convertible subordinated debentures owned by each selling securityholder;

that may be offered pursuant to this prospectus together with the number of common shares owned by each selling securityholder prior to this offering. This information was supplied to us by the selling securityholders named in the table and may change from time to time. We have not sought to verify the information contained in the table. Because the selling securityholders may offer all or some portion of these securities pursuant to this prospectus, and because we are not currently aware of any agreements, arrangements or understandings with respect to the sale of these securities, we cannot predict the number of shares or principal amount of the securities that will be held by the selling securityholders upon termination of this offering. In addition, some of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information about themselves and the securities they were selling in transactions exempt from the registration requirements of the Securities Act. See the section entitled “Plan of Distribution.”

Unless otherwise disclosed in the footnotes to the table below, no selling securityholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates and owns less than 5% of our outstanding common shares.

Each selling securityholder listed below may, under this prospectus, from time to time offer and sell the number of Series A preferred shares listed below opposite its name or the principal amount of convertible subordinated debentures for which its Series A preferred shares may be exchanged and/or the number of common shares into which its Series A preferred shares or convertible subordinated debentures may be converted. Prior to any use of this prospectus in connection with an offering of these securities by a beneficial owner not listed as a selling securityholder below or its transferee, pledgee, donee or other successor, this prospectus will be supplemented to set forth the name and information with respect to that person.

Selling Securityholder(1)(2)	Natural Person with Voting or Investment Control(3)	Number of Shares of Series A preferred shares	Principal Amount of Convertible Subordinated Debentures(4)(5)	Number of Common Shares(4)(6)	Number of Common Shares owned After This Offering
Argent Classic Convertible Arbitrage Fund L.P.	Nathaniel Brown, Robert Richardson	1,260	$1,260,000	126,506	nil
Argent Classic Convertible Arbitrage Fund II, L.P.	Nathaniel Brown, Robert Richardson	260	$260,000	26,104	nil
**ATSF-Transamerica Convertible Securities	Kirk Kim & Edward Han	3,000	$3,000,000	301,205	nil
**BNP Paribas Equity Strategies, SNC(7)	Christian Menestrier	203	$203,000	20,382	nil
**BNP Parisbas Arbitrage	Mike Cohen	3,000	$3,000,000	301,205	nil
*Citigroup Global Markets, Inc.(7)	Citigroup, Inc. Publicly Held	10,600	$10,600,000	1,064,257	nil
Context Convertible Arbitrage Fund, L.P.	Michael Rosen, William Fertig	600	$600,000	60,241	nil
Context Convertible Arbitrage Offshore, Ltd.	Michael Rosen, William Fertig	1,750	$1,750,000	175,703	nil
CooperNeff Convertible Strategies (Cayman) Master Fund, LP(8)	Christian Menestrier	168	$168,000	16,867	nil
CQS Convertible and Quantitative Strategies Master Fund Limited	Publicly Held	7,500	$7,500,000	753,012	nil
**Deephaven Domestic Convertible Trading Ltd.	Colin Smith	930	$930,000	93,373	nil
Grace Convertible Arbitrage Fund, Ltd.	Bradford Whitmore, Michael Braun	4,000	$4,000,000	401,606	nil
**IDEX - Transamerica Convertible Securities Fund	Kirk Kim & Edward Han	1,950	$1,950,000	195,783	nil
JMG Capital Partners, L.P.(9)	Jonathan M. Glaser	2,150	$2,150,000	215,863	nil
JMG Triton Offshore Fund, Ltd.(10)	Roger Richter Jonathan M. Glaser	2,350	$2,350,000	235,944	nil
*KBC Financial Products USA, Inc.	Luke Edwards	1,000	$1,000,000	100,402	nil
**KDC Convertible Arbitrage Fund L.P.(11)	Kellner DiLeo Cohen & Co.	5,000	$5,000,000	502,008	nil
**KDC Convertible Arbitrage Master Fund C.V.(11)	Kellner DiLeo Cohen & Co.	2,000	$2,000,000	200,803	nil
**Lyxor/Context Fund, Ltd.	Michael Rosen, William Fertig	225	$225,000	22,590	nil
Lyxor/Convertible Arbitrage Fund Limited	Christian Menestrier(7)	33	$33,000	3,313	nil
Mariner LDC	Charles Howe	4,000	$4,000,000	401,606	nil
*McMahon Securities Co., L.P.	Norman Ziegler	757	$757,000	76,004	nil
Mohican VCA Master Fund, Ltd.	Eric Hage, Daniel Hage	600	$600,000	60,241	nil
MSS Convertible Arbitrage 1 c/o TQA Investors, LLC	Robert Butman, George Esser, Paul Bucci, John Idons, Bartholomew Tesoriero	28	$28,000	2,811	nil
**National Bank of Canada	Michael Rosen, William Fertig	250	$250,000	25,100	nil
Newport Alternative Income Fund(12)	Louise Morwick, Bryn Joynt	1,488	$1,488,000	149,398	nil
Ritchie Convertible Arbitrage Trading(13)	Ritchie Capital Management	400	$400,000	40,161	nil
**Royal Bank of Canada	Publicly Held	1,000	$1,000,000	100,402	nil
**Royal Bank of Canada (Norshield)	Michael Rosen, William Fertig	175	$175,000	17,570	nil

Selling Securityholder(1)(2)	Natural Person with Voting or Investment Control(3)	Number of Shares of Series A preferred shares	Principal Amount of Convertible Subordinated Debentures(4)(5)	Number of Common Shares(4)(6)	Number of Common Shares owned After This Offering
S.A.C. Arbitrage Fund, LLC(14)	Steven A. Cohen	2,000	$2,000,000	200,803	nil
Silvercreek II Limited (12)	Louise Morwick, Bryn Joynt	3,801	$3,801,000	381,626	nil
Silvercreek Limited Partnership(12)	Louise Morwick, Bryn Joynt	5,161	$5,161,000	518,173	nil
Singlehedge US Convertible Arbitrage Fund(7)	Christian Menestrier	55	$55,000	5,522	nil
Sphinx Convertible Arbitrage Fund SPC	Colin Smith	70	$70,000	7,028	nil
Sphinx Fund c/o TQA Investors, LLC	Robert Butman, George Esser, Paul Bucci, John Idons, Bartholomew Tesoriero	299	$299,000	30,020	nil
Sturgeon Limited(15)	CooperNeff Advisors Inc.	41	$41,000	4,116	nil
**Sunrise Partners Limited Partnership	S. Donald Sussman	6,500	$6,500,000	652,610	nil
SuttonBrook Capital Portfolio, LP	Steve Weinstein, John London	2,500	$2,500,000	251,004	nil
Timberpass Trading LLC	Brian Grad, Thomas Curran	100	$100,000	10,040	nil
TQA Master Fund Ltd.	Robert Butman, George Esser, Paul Bucci, John Idons, Bartholomew Tesoriero	2,210	$2,210,000	221,888	nil
TQA Master Plus Fund Ltd.	Robert Butman, George Esser, Paul Bucci, John Idons, Bartholomew Tesoriero	3,796	$3,796,000	381,124	nil
**UBS AG LONDON f/b/o HFS	Dominic Lynch	2,000	$2,000,000	200,803	nil
Xavex Convertible Arbitrage 10 Fund	Nathaniel Brown, Robert Richardson	560	$560,000	56,225	nil
Xavex-Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	Robert Butman, George Esser, Paul Bucci, John Idons, Bartholomew Tesoriero	468	$468,000	46,988	nil
Zurich Institutional Benchmark Master Fund Ltd. c/o TQA Investors, LLC	Robert Butman, George Esser, Paul Bucci, John Idons, Bartholomew Tesoriero	430	$430,000	43,173	nil
*	This selling securityholder has advised us that it is a broker or dealer. Accordingly, under interpretations by the staff of the SEC, this selling securityholder may be deemed an “underwriter” within the meaning of the Securities Act of 1933.
**	This selling securityholder has advised us that it is an affiliate of a broker-dealer and that it purchased the securities reflected in this table as being owned by it in the ordinary course of business and, at the time of that purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute those securities.

(1)	The selling securityholder is also the beneficial owner.
(2)	Information about other selling securityholders may be provided in prospectus supplements.
(3)	If the selling securityholder is not, and is not a wholly-owned subsidiary of, a company that is required to file periodic and other reports with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, the natural person(s) who exercise voting power and investment control over the securities is listed.
(4)	In each case, none of these securities were held prior to this offering.
(5)

Based on the principal amount of convertible subordinated debentures originally issuable in exchange for the Series A preferred shares, calculated by reference to the initial liquidation preference of the Series A preferred shares of $1,000 per share.

(6)	Based on the common shares originally issuable upon conversion of the Series A preferred shares or the convertible subordinated debentures, based on a conversion rate of 100.4016 common shares for each Series A preferred share, with fractions rounded up to the nearest whole share. The number of common shares so issuable is subject to increase as a result of antidilution adjustments. No fractional shares will be issued upon conversion of the Series A preferred shares.
(7)	Citigroup has performed investment banking and advisory services for us from time to time for which it has received customary fees and expenses. In addition Citigroup and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business including acting as lenders, administrative agents or joint lead arrangers under credit facilities to which we or our subsidiaries are parties to.
(8)	Christian Menestrier is the CEO of CooperNeff Advisors Inc.
(9)	JMG Capital Partners, L.P. is a California limited partnership. Its general partner is JMG Capital Management, LLC, a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission. JMG Capital Management, LLC has voting and dispositive power over the investments of JMG Capital Partners, L.P. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc., a Delaware Corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment discretion over JMG Capital Partners, L.P. portfolio holdings.
(10)	JMG Triton Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The investment manager for JMG Triton Offshore Fund, Ltd. is Pacific Assets Management LLC, a Delaware limited liability company.
(11)	Kelmer, DiLeo Cohen & Co., LLC has dispositive and/or voting power over the securities covered by this prospectus
(12)	Louise Morwick, President Silver Creek Management Inc. and Bryn Joynt, Vice President Silvercreek Management Inc. have dispositive and/or voting power over the securities covered by this prospectus.
(13)	A.R. Thane Ritchie, President Ritchie Capital Management has dispositive and/or voting power over the securities covered by this prospectus.
(14)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company “SAC Capital Advisors”, and S.A.C. Capital Management, LLC, a Delaware limited liability company “SAC Capital Management” share all investment and voting power with respect to the securities held by SAC Arbitrate Fund. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this prospectus.
(15)	CooperNeff Advisors Inc. has sole investment control and shared voting control. Christian Menestrier is the CEO of CooperNeff Advisors Inc.

PLAN OF DISTRIBUTION

The Series A preferred shares, the convertible subordinated debentures issuable in exchange for the preferred stock and the common shares issuable upon conversion of the Series A preferred shares and the convertible subordinated debentures are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

We will not receive any of the proceeds from the offering by the selling securityholders of the Series A preferred shares, the convertible subordinated debentures issuable in exchange for the Series A preferred shares or the common shares into which the Series A preferred shares or the convertible subordinated debentures is convertible.

The selling securityholders may from time to time directly sell their Series A preferred shares, convertible subordinated debentures issued in exchange for their Series A preferred shares and common shares issued upon conversion of their Series A preferred shares or convertible subordinated debentures directly to purchasers. Alternatively, the selling securityholders may from time to time offer these securities through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of these securities for whom they may act as agent.

We cannot assure you that any selling securityholder will sell any or all of its securities under this prospectus or that any selling securityholder will not transfer, devise or gift its securities by other means not described in this prospectus.

The selling securityholders and any brokers, dealers or agents who participate in the distribution of the securities covered by this prospectus may be deemed to be “underwriters,” and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to some statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If the selling securityholders are deemed to be underwriters, they will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.

The securities offered hereby may be sold from time to time by the selling securityholders or, to the extent permitted, by pledgees, donees, transferees or other successors in interest including by disposal from time to time in one or more transactions through any one or more of the following, as appropriate:

•	a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	an exchange distribution in accordance with the rules of that exchange or transaction in the over-the-counter market;

•	in transactions otherwise than in the over-the-counter market;

•	through the writing of put or call options on the securities;

•	short sales of the securities and sales to cover the short sales;

•	the pledge of the securities as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the securities or interest therein;

•	the distribution of the securities by any selling securityholder to its partners, members or shareholders;

•	sales through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders or successors in interest or from the purchase of the shares for whom they may act as agent; and

•	a combination of any of the above.

In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than under this prospectus. Sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting the sales, brokers or dealers may arrange for other brokers or dealers to participate.

Upon being notified by a selling securityholder that any material arrangement has been entered into with an underwriter, broker, dealer or agent regarding the sale of securities covered by this prospectus, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling securityholders, and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus forms a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities.

To our knowledge, there are currently no agreements, arrangements or understandings between any selling securityholders and any broker, dealer, agent or underwriter regarding the sale by any selling securityholder of the Series A preferred shares, the convertible subordinated debentures or the common shares issuable upon conversion of the Series A preferred shares and the convertible subordinated debentures covered by this prospectus. Under the securities laws of some states, the securities may be sold only through registered or licensed brokers or dealers. In addition, in some states, the securities may not be sold unless they have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with. The selling securityholders and any other person participating in the distribution will be subject to applicable provisions of the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for particular periods prior to the commencement of the distribution. All of the foregoing may affect the marketability of these securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

Under the terms of the registration rights agreement, holders of the securities covered by this prospectus and we have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. Under the terms of the registration rights agreement, we have also agreed to pay substantially all of the expenses in connection with the registration of the Series A preferred shares, convertible subordinated debentures issued in exchange for the Series A preferred shares and common shares issued upon conversion of the Series A preferred shares or convertible subordinated debentures other than underwriting discounts, if any, and commissions and transfer taxes, if any, relating to the sale or disposition by the selling securityholders of their securities covered by this prospectus.

There is no public trading market for the shares of the Series A preferred shares and we do not intend to apply for listing of the shares of Series A preferred shares on any national securities exchange or for quotation of the shares on any automated inter-dealer quotation system. No assurances can be given as to the liquidity of the trading market for the shares of Series A preferred shares or that an active public market for those shares will develop. If any active market for the shares of Series A preferred shares does not develop, the market price and liquidity of those shares may be adversely affected. If the shares of Series A preferred shares are traded, they may trade at a discount from their initial offering price, depending on the market for similar securities, our performance and other factors.

In connection with the original private placement of the Series A preferred shares with the initial purchaser, we agreed that during the period ending December 6, 2004 that we would not, without the prior written consent of Citigroup Global Markets Inc. dispose of or hedge any of our common shares or securities convertible into or exchangeable for our common shares, except that we could file a registration statement in connection with the shares issuable pursuant to the Mississippi Chemicals acquisition or pursuant to the registration rights agreement with Anglo American plc, Perry Partners L.P. and Perry Partners International, Inc. and certain other investors, issue and sell our common shares or securities convertible or exchangeable for common shares pursuant to any employee stock option, stock ownership or dividend reinvestment plan. Our officers and directors have agreed that during the period ending January 5, 2005, among other things, they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any of our common shares or any securities convertible into or exchangeable for our common shares. In addition, three of our stockholders, Anglo American plc, Perry Partners L.P. and Perry Partners International, Inc. have entered into agreements which are substantially similar to those entered into by our officers and directors except that such agreements cover the period ending December 6, 2004. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The purchase agreement provides that we will indemnify the initial purchasers against certain liabilities, including liabilities under the Securities Act, and contribute to payments the initial purchasers may be required to make in respect thereof.

We will use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the sale to the public pursuant to Rule 144 under the Securities Act (or any successor rule or regulation thereto) or the registration statement of which this prospectus forms a part of all the securities registered thereunder and (ii) the second anniversary of the date that the registration statement to which this prospectus forms a part of is declared effective by the SEC.

We will pay the costs and expenses of the offering, which we estimate will be approximately $95,000.

LEGAL MATTERS

The validity of the securities offered hereby will be passed for the company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and contain an explanatory paragraph related to our 2003 application of Statement of Financial Accounting Standard No. 145, reclassifying an extraordinary loss on early retirement of debt in 2001 to continuing operations and the Company’s 2002 change in methods of accounting for goodwill and other intangible assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Mississippi Chemical Corporation and subsidiaries as of June 30, 2004 and 2003, and for each of the years in the three-year period ended June 30, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and Ernst & Young, independent accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing. The KPMG LLP report dated September 3, 2004, covering the June 30, 2004 and 2003 consolidated financial statements of Mississippi Chemical Corporation and its subsidiaries, contains an explanatory paragraph that states that Mississippi Chemical Corporation’s recurring losses and insufficient liquidity has resulted in Mississippi Chemical Corporation and nine of its subsidiaries filing voluntary petitions to reorganize under chapter 11 of the United States Bankruptcy Code on May 15, 2003. On July 1, 2004, Mississippi Chemical Corporation obtained replacement debtor-in-possession financing (see note 7 of Mississippi Chemical Corporation’s 2004 consolidated financial statements), and on September 2, 2004, Mississippi Chemical Corporation filed an amended plan of reorganization with the U.S. Bankruptcy Court; however, there can be no assurance that this replacement debtor-in-possession financing will be adequate to meet Mississippi Chemical Corporation’s cash flow requirements or that Mississippi Chemical Corporation’s plan of reorganization will be approved or confirmed by the U.S. Bankruptcy Court or other interested parties. These matters raise substantial doubt about the Mississippi Chemical Corporation’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The financial statements of Point Lisas Nitrogen Limited appearing in Mississippi Chemical Corporation’s Annual Report on Form 10-K/A for the year ended June 30, 2004 have been audited by Ernst & Young, independent auditors, as stated in their report included therein, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Government Filings: We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file:

•	at the Commission’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and

•	at the Commission’s web site at http://www.sec.gov.

Some locations may charge prescribed or modest fees for copies. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

Stock Market: Our common shares are listed on the New York Stock Exchange and similar information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Registration Statement: We have filed a registration statement under the Securities Act of 1933 with the Commission with respect to the common shares offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common shares offered under this prospectus.

Terra Information Incorporated By Reference: The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and they are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	our Current Reports on Form 8-K, as amended, March 31, 2004, August 9, 2004, August 16, 2004, October 6, 2004, October 7, 2004, November 1, 2004, November 5, 2004, November 17, 2004, November 30, 2004, December 13, 2004, December 20, 2004 and December 21, 2004; and

•	the description of our capital stock contained in our registration statement on Form 8-A dated May 2, 1988 including all amendments or reports filed for the purpose of updating the description.

Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the sale of the shares offered hereby will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents. You may request free copies of these filings by writing or telephoning us at the following address:

Investor Relations

Terra Industries Inc.

Terra Centre

600 Fourth Street, P.O. Box 6000

Sioux City, Iowa 51102

(712) 277-1340

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses, which shall be shared by the registrant and the selling securityholders as described in the prospectus, of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$14,124
Printing and Engraving expenses	10,000
Accounting fees and expenses	25,000
Transfer agent’s fees and expenses	5,000
Legal fees and expenses	40,000

Miscellaneous expenses	876
Total	$95,000

Item 15.    Indemnification of Directors and Officers.

As permitted by the Maryland General Corporation Law (“MGCL”), Article SEVENTH, Paragraph (8) of the registrant’s charter provides for indemnification of directors and officers of the registrant as follows:

The Corporation shall indemnify (a) its directors to the full extent provided by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures provided by such laws; (b) its officers to the same extent it shall indemnify its directors; and (c) its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law. The foregoing shall not limit the authority of the Corporation to indemnify other employees and agents consistent with law.

The MGCL permits a Maryland corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith, or (ii) was the result of active and deliberate dishonesty, or (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The registrant maintains directors and officers liability insurance with coverage typical of a company in its industry.

The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except to the extent that (i) the person actually received an improper benefit or profit in money, property or services, or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The registrant’s charter contains a provision providing for elimination of the liability of its directors or officers to the registrant or its shareholders for money damages to the fullest extent permitted by Maryland law.

Item 16.    Exhibits.

Reference is made to the attached exhibit index.

Item 17.    Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in Sioux City, State of Iowa, on February 9, 2005.

TERRA INDUSTRIES INC.

By:	*
Francis G. Meyer Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement on Form S-3 and Power of Attorney have been signed on February 9, 2005 by the following persons in the capacities and on the dates indicated:

Signatures	Capacity

*	Chairman of the Board
Henry R. Slack

*	Director, President, and Chief Executive Office
Michael L. Bennett	(Principal Executive Officer)

*	Senior Vice President and Chief Financial Officer
Francis G. Meyer	(Principal Financial Officer and Controller/ Principal Accounting Officer)

*	Director
Philip M. Baum

*	Director
David E. Fisher

*	Director
Dod A. Fraser

*	Director
Martha O. Hesse

*	Director
Ben L. Keisler

*By:	/S/ MARK A. KALAFUT
Mark A. Kalafut Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description

1**		Purchase Agreement, dated as of October 7, 2004, among Terra and Citigroup Global Markets Inc., as Representative of the Initial Purchasers.

4.1		Articles of Restatement of Terra filed with the State of Maryland on September 11, 1990, filed as Exhibit 3.1 to Terra’s Form 10-K for the year ended December 31, 1990, is incorporated herein by reference.

4.2		Articles of Amendment of Terra filed with the State of Maryland on May 6, 1992, filed as Exhibit 3.1.2 to Terra’s Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

4.3		Articles Supplementary of Terra filed with the State of Maryland on October 13, 1994, filed as Exhibit 4.1.3 to Terra’s Form 8-K/A dated November 3, 1994, is incorporated herein by reference.

4.4		Articles Supplementary of Terra filed with the State of Maryland on October 14, 2004, filed as Exhibit 3.1 to Terra’s Form 10-Q dated November 9, 2004, is incorporated herein by reference.

4.5		Terra Articles Supplementary filed with the State of Maryland on December 20, 2004, is incorporated herein by reference.

4.6		Registration Rights Agreement, dated as of October 7, 2004, among Terra and Citigroup Global Markets Inc., as Representative of the Initial Purchasers, filed as Exhibit 10.2 to Terra’s Form 10-Q dated November 9, 2004, is incorporated herein by reference.

4.7	**	Form of Indenture relating to the Convertible Subordinated Debentures.

4.8		By-Laws of Terra, as amended through August 7, 1991, filed as Exhibit 3 to Terra’s Form 8-K dated September 30, 1991, is incorporated herein by reference.

5**		Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

12**		Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividend Requirements

23.1	**	Consent of Deloitte & Touche LLP.

23.2	**	Consent of KPMG LLP.

23.3	**	Consent of Ernst & Young.

23.4	**	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5).

24**		Powers of Attorney (included on signature page).

99.1		Consolidated Financial Statements of Mississippi Chemical Corporation and subsidiaries as of June 30, 2004, filed as Exhibit 99.1 of Terra’s Form 8-K dated October 6, 2004, as amended, and Consolidated Financial Statements of Mississippi Chemical Corporation and subsidiaries as of September 30, 2004, filed as Exhibit 99.1 to Terra’s Form 8-K dated December 20, 2004 are incorporated by reference herein.

*	To be filed by amendment.
**	Filed herewith.